United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 11, 2022		Head of Investor Relations

Proxy Statement

VALE

2022

Welcome to the Proxy Statement for Vale's

General Meetings of Shareholders

www.vale.com

Table of Contents

A

Introduction to the Proxy Statement for Vale's 2022 General Meetings of Shareholders

A

Introduction to the Proxy Statement for Vale's 2022 General Meetings of Shareholders

Vale S.A. ("Vale" or the "Company") provides this Proxy Statement to help you analyze the proposals on the Annual and Extraordinary General Meetings' agenda and to facilitate your participation, as this document summarizes the most important information on the subject. For complete information on each matter of discussion, please carefully read Vale's 2021 Report from Administration and Management Proposal, prepared in compliance with CVM rules and available at www.vale.com/investors.

Call of the 2022 Annual and Extraordinary General Meetings

When	Where	Meeting Materials	Questions	Attendance
Friday, April 29, 2022, at 10:00 am (GMT-3)	Meetings will be held in a virtual format, via the Zoom platform.	Access www.vale.com/investors	Contact us by email at assembleias@vale.com	Shareholder participation may occur: at the time of the Meetings, via Zoom platform, either directly or through a duly constituted proxy; or by submitting a remote voting ballot.

Items for deliberation

Annual General Meeting

Item	Proposals	Page
I	Appreciation of the management report and accounts, and examination, discussion and voting of the financial statements for the fiscal year ended December 31, 2021	44
II	Proposal for the allocation of results for the 2021 fiscal year	44
III	Individual election of 12 members of the Board of Directors	48
IV	Election of the Chairman of the Board of Directors	66
V	Election of the Vice-Chairman of the Board of Directors	66
VI	Election of the members of the Fiscal Council	68
VII	Establishment of the global annual compensation of administrators and the Fiscal Council members for 2022 fiscal year	71
VIII	Ratification of payment of annual compensation of the administrators and the Fiscal Council members for the 2021 fiscal year	100

Extraordinary General Meeting

Item	Proposals	Page
I	Amendment of the caput of Art. 5 of Vale's Bylaws due to the cancellation of common shares issued by Vale, approved by the Board of Directors on 09/16/2021 and 02/24/2022, and of item XVIII of Art. 14, to reflect the new name of the Compliance Department.	102
II	Pursuant to articles 224 and 225 of Brazilian Law No. 6,404/76, approve the Protocol and Justification of Incorporation by Vale of New Steel Global S.À.R.L. ("NSG"), a wholly-owned subsidiary of Vale, New Steel S.A. ("New Steel") and Centro Tecnológico de Soluções Sustentáveis S.A. ("CTSS"), wholly-owned subsidiaries of NSG ("Protocol of Incorporations"), following the sequence above, considering the incorporations in an interdependent manner, that is, the approval of each incorporation is subject to the approval of the others.	102
III	Ratify the appointment of *Macso Legate Auditores Independentes* ("Macso"), a specialized company retained to assess NSG, New Steel and CTSS.	102
IV	Approve the appraisal reports of NSG, New Steel and CTSS, prepared by Macso.	102
V	Subject to the approval of items VI and VII, approve the incorporation of NSG by Vale, without a capital increase and without the issuance of new shares by Vale, pursuant to article 227 of Brazilian Law No. 6,404/76 and the Protocol of Incorporations, with New Steel coming to be Vale's direct subsidiary	102
VI	Subject to the approval of items V and VII, approve the incorporation of New Steel by Vale, without a capital increase and without the issuance of new shares by Vale, pursuant to article 227 of Brazilian Law No. 6,404/76 and the Protocol of Incorporations, with CTSS coming to be Vale's direct subsidiary.	102
VII	Subject to the approval of items V and VI, approve the incorporation of CTSS by Vale, without a capital increase and without the issuance of new shares by Vale, pursuant to article 227 of Brazilian Law No. 6,404/76 and the Protocol of Incorporations.	102

Voting recommendation by the Board of Directors

Annual General Meeting

Item	Question and/or resolution in the remote voting ballot	Recommendation from the Board of Directors
1	Appreciation of the Administration report and accounts, and examination, discussion and voting of the financial statements, for the fiscal year ended on December 31, 2021.	Approve
2	Proposal for the allocation of results for the 2021 fiscal year	Approve
3	Do you want to request the adoption of the cumulative voting process for the election of the board of directors, pursuant to article 141 of Brazilian Law Nº 6404/1976? (If the shareholder chooses "no" or "abstain", their shares will not be counted for the purpose of requesting the cumulative vote)	No
4	Election of the board of directors by candidate - Total members to be elected: 12	Approve each of the 12 nominees
5	In case of adoption of the election process by cumulative voting, the votes corresponding to your shares must be distributed in equal percentages by the candidates you have chosen? [If the shareholder chooses to "abstain", and the election takes place through the multiple vote process, their vote must be counted as an abstention in the respective resolution of the meeting.]	Yes
6	Visualization of all candidates to indicate the % (percentage) of votes to be attributed in case of the adoption of cumulative voting	Blank
7	Election of the Chairman of the Board of Directors - Total members to be elected: 1	Approve
8	Election of Vice-Chairman of the Board of Directors - Total members to be elected: 1	Approve
9	Election of the Fiscal Council by candidate - Total members to be elected: 5	No recommendation
10	Establishment of the remuneration of the Administrators and the members of the Fiscal Council for the year 2022, pursuant to the Management Proposal	Approve
11	Ratification of the payment of remuneration of Administrators and members of the Fiscal Council for the year 2021, pursuant to the Management Proposal	Approve

Extraordinary General Meeting

The Board of Directors recommends the approval of all deliberations items in the management proposal.

Meeting materials

For further information on each item subject to deliberation, please read carefully Vale's 2021 Report from Administration, the Financial Statements for the 2021 fiscal year and the Management Proposal, which are prepared in compliance with CVM rules and available at www.vale.com/investors.

> **"It is very important that you vote to play a part in Vale's future. Review the materials for the 2022 General Meetings of Shareholders carefully and follow the instructions to cast your vote on all of the agenda items."**
>
> José Luciano Duarte Penido, Chairman of the Board of Directors

B

Executive Summary

B

Executive Summary

Practices in Corporate Governance

- Individual election of the Board of Directors
- Chairman of the Board of Directors is independent
- Chairman and Vice-Chairman of the Board elected by the General Meeting
- 8 out of 13 Board members are independent
- Separate roles for Chief Executive Officer and Chairman of the Board of Directors
- Additional criteria for determining the independence of Board members
- 95% attendance rate at the Board of Directors meetings
- Limit on the number of mandates to ensure Board independence
- Self-assessment by the Board of Directors
- Audit Committee is 100% independent
- Nominating Committee defines list of nominees to the Board of Directors election
- Independent Chairman of the Board of Directors, in charge of investor engagement

Election of the Board of Directors

Vale's Board of Directors was elected by the Company's Shareholders at the Annual General Meeting held in 2021, for a term of office of 2 years. However, due to the adoption of the cumulative voting process for the election of the Board on that occasion and considering the resignation of one of the directors during the term of office, the formal election of the Board of Directors by the Annual General Meeting of 2022 is necessary, in order to complement the 2021-2023 term.

In this context, pursuant to the Company's Bylaws, a Nominating Committee was installed to advise the Board of Directors in this process. The result of the Nominating Committee's recommendations, including the proposal of nominees to the Board, was presented in the form of its Final Report, available at www.vale.com/investors.

Following the recommendation of the Nominating Committee, in the sense that the current composition of the Board reflects the nominations of the Company's Shareholders, expressed on the occasion of the Annual General Meeting of 2021, for the term 2021-2023, with the occasional exception of one of the Board members, appointed by the Board of Directors, pursuant to the Company's Bylaws, due to the aforementioned resignation, and also the extemporaneous context of the election scheduled for the upcoming Annual General Meeting, the Board resolved, on March 4, 2022, on the proposal of full maintenance of the collegiate's current composition, for the purposes of the 2022 Annual General Meeting, in view of the importance of continuity for the stabilization and the evolution of Vale's governance.

We highlight some of the characteristics of our nominees to the Board of Directors below. Further information on this proposal, including the nominees' qualifications and experience, is available in the Section "Election of Members of the Board of Directors".

Name	Age	Board member since	Independent	CEOR	CFIN	CPRG	CSUS	CINOV	COAUD	CN	Board of Directors in other listed companies
José Luciano Duarte Penido (Chairman)	74	May 19	Yes			M	M			C	-
Fernando Jorge Buso Gomes (Vice-Chairman)	65	Apr 15	No		C	M					1
Daniel André Stieler	57	Nov/21	No		M					M	-
Eduardo de Oliveira Rodrigues Filho	67	May 19	No	M			M				-
Ken Yasuhara	44	May 21	No					M			-
Manuel Oliveira (Ollie)	70	Aug 21	Yes			M			C		-
Marcelo Gasparino da Silva	51	May 21	Yes	M			C				3
Mauro Rodrigues da Cunha	50	May 21	Yes			C			M		3
Murilo Cesar Lemos dos Santos Passos	74	Dec 19	Yes		M				M	M	3
Rachel de Oliveira Maia	51	May 21	Yes				M				3
Roberto da Cunha Castello Branco	77	May 21	Yes		M			C		M	1
Roger Allan Downey	55	Dec 19	Yes	C				M			2

M – Member / C – Coordinator

CEOR – Operational Excellence and Risks Committee / CFIN – Financial Committee / CPRG – People, Compensation and Governance Committee / CSUS – Sustainability Committee / CINOV – Innovation Committee/ COAUD – Audit Committee / CN – Nominating Committee

Compensation practices

- Minimum shareholder position requirement: at least 36x the monthly base salary for the CEO and 24x the monthly base salary for other Executive Officers
- Long-term compensation comprising stock programs, aiming to align the Administration's priorities with the shareholders' views
- Adoption of *Malus* clause and Clawback policy
- Compensation mix aligned with the international market profile, with a greater allocation to long-term variable compensation
- Alignment of compensation with Vale's ambition to be a leader in sustainable mining
- More complete individual performance evaluation process (360° for CEO and 180° for Executive Officers)
- Short-term compensation with elements of risk management and inclusion of collective targets for Productivity, Management Model VPS and Cultural Transformation for leadership
- Health, Safety, Geotechnical, Reparation and Compliance areas without targets linked to the financial and prodution results
- In 2021, 55% of the bonus panel with non-financial indicators and 20% with individual indicators
- Enforcement of the non-competition agreement at the Board's discretion, once an executive leaves the Company

C

Our Strategy

I renew the commitment to building a better Vale.



Dear Shareholders,

Vale is continuing to expand its competitive differentiation through a portfolio of high-quality products, advance its climate strategy and improve its dam and operational risk management, while moving forward with its commitments to stabilize production and the reparation in Minas Gerais.

In 2021, Vale enhanced its dialogue and engagement with shareholders, communities and society, in order to act in greater alignment with their expectations. With this focus, Vale's Board of Directors has expanded its oversight in areas that are essential to the Company's sustainability, with special attention to best corporate governance practices, the safety of people, communities and assets, the reparation processes and long-term strategic planning.

Improvements in the Board of Directors' performance

Seeking out governance maturity is a process and, in 2021, a Board of Directors with a broader formation was elected, given the larger share of independent members (eight out of thirteen), as well as the diversity of training and experiences of its members. This formation led to richer and more plural discussions, guided by a necessary critical view of Vale, thereby maintaining a stable trajectory in the implementation of essential corporate changes for a more reliable and safer Vale.

Due to the significant renewal of the board, a careful onboarding and teamworking process was carried out in 7 meetings; another 6 meetings were dedicated to the annual Strategic Planning cycle. The Board's activities, carried out in close proximity to executives, shareholders and society, took place in 23 meetings throughout the year. The Advisory Committees held one hundred and fourteen meetings aimed at analyzing matters within their mandate in greater depth and making recommendations to the Board. It is also important to highlight the first year of operation of the Innovation Committee, which discussed issues related to digital transformation, research and development, mineral research, new technologies and new products, with a focus on ensuring Vale's competitiveness and sustainability.

Oversight of critical issues

The Board's supervision focuses on:

- Periodic monitoring of Vale's Integrated Global Risk Map;
- The evolution of tailings dam management, the management of structures in critical safety conditions and the progress of the Upstream Dams Decharacterization Program;
- The signing of the Integral Reparation Agreement for Brumadinho, in order to maintain the accelerated pace of reparation;
- The reparation in Mariana, led by the Renova Foundation, with acceleration of programs, particularly in terms of compensation and resettlement, but which still needs to move forward to restore the right to housing of many families. We have also followed the engagement in discussions with authorities to enable a new level of governance for the Foundation, with more efficient and definitive deliveries in the integral reparation process;
- Progress in Vale's cultural transformation to make it a safer, more innovative, diverse, equitable and inclusive Company – an organization that places value in collective learning and transforms the future of the industry, society and the planet;
- Initiatives for the safe resumption of production capacity and competitiveness in the iron ore business;
- Expansion of Vale's high-quality product portfolio, with the launch of the green briquette and initiatives for the development of iron ore solutions in partnership with clients;
- Reorganization of the Base Metals business, which faced significant operational impacts with the workforce stoppage in Sudbury and with critical maintenance activities in Sossego and Salobo;

- Changes in the Executive Board, with the creation of Executive Vice-Presidencies for Sustainability and Strategy and Business Transformation, and appointment of new executives, with emphasis on the Base Metals unit, which is now led by a woman, bringing gender and ethnic-racial diversity;
- Divestment of non-core assets, such as the coal operation in Mozambique and the stakes in the companies Mosaic and California Steel Industries.

The Board has started a broad review of the company's Policies, beginning with a policy dedicated to the Guidelines for the Preparation of Corporate Policies (in matters assigned to the Board) and delegating certain matters to Administrative Policies (assigned to the Executive Board). Among the policies already updated, I highlight the Management of Companies and Entities of the Group, as well as the Consequence Management.

Capital Allocation

In 2021, the Board approved two share buyback programs. In its first program, Vale disbursed US$ 5.3 billion, while the second program, which is still in progress, was approved in the amount of up to 4.1% of the total number of outstanding shares. This reflects the Board's belief in the fundamentals and initiatives that guide value creation by the company. In addition, the Board approved the distribution of dividends of approximately R$ 12.6/share, referring to the 2021 balance sheet, as a result of the disciplined capital allocation and the commitment to shareholder returns.

ESG Commitments

In addition to the clear advances in Governance, Vale has a very ambitious climate strategy, towards leadership in the transition to a low carbon economy. The Board has been monitoring the execution of action plans aimed at fulfilling Vale's commitment to aligning with the Paris Agreement, which are based on annual goals and the development of innovative projects and technologies, included in the Company's marginal abatement cost curve.

Through the Sustainability Committee, we supported the issuance of our first climate change report, which is consistent with the Task Force on Climate-Related Financial Disclosures (TCFD), an essential tool to understand how Vale is well positioned for a market that values high-quality, low CO2 emission products.

On the social front, we encourage the adoption of a proactive engagement approach with communities, creating opportunities for broad and constructive dialogue with a focus on long-term relationships and building a legacy for society. In 2021, Vale announced its social ambition, centered on the UN Sustainable Development Goal 01 – Eradication of Poverty, whose action plan will be detailed in 2022.

Improvement opportunities in 2022

At the 2022 Annual General Meeting of Shareholders, Vale's Board of Directors will be elected. In order to structure the process of nominating candidates for this election, in January of this year the Board installed a Nominating Committee, which is mainly composed of independent Board members.

The Board of Directors has major challenges ahead and must be deeply involved in the business strategy and long-term vision, seeking to reduce risks, stabilize operations and advance in commitments to a more sustainable mining. It will also be necessary to pay attention to the complex geopolitical scenario present in some regions that challenges global organizations such as Vale.

On behalf of Vale's Board of Directors, I thank you for your support and renew our commitment to building a better Vale. We will continue to act with energy and attention to making Vale one of the safest and most reliable mining companies in the world.

José Luciano Penido
Chairman of the Board of Directors



We exist to improve lives and transform the future. Together.

Dear Vale Shareholders,

Even in the midst of a year marked by the continued Covid-19 pandemic and by volatility in the markets, we had great achievements in delivering sustainable value creation to our stakeholders. I would like to thank my colleagues on the Executive Board, our Board of Directors, our employees, the communities where we operate, suppliers, and clients for their support and partnership over the past year.

In 2021, we will continue to prioritize the health and wellbeing of our employees and communities. We have joined the United Vaccine Movement ("Unidos pela Vacina") in order to expand the operational structure of vaccination in Brazil and have continued with actions for humanitarian support, such as the donation of 1 million food baskets for families in a situation of severe food insecurity in the country. Since 2020, Vale has donated around R$ 830 million to the fight against Covid-19 in the countries and regions where it operates.

With regards to reparation in Brumadinho, we have made significant progress with the signing of the Integral Agreement in February of 2021, bringing legitimacy and legal certainty to the reparation initiatives, which continued to be a priority for the Company. Over the course of three years, R$ 23 billion has been spent on reparation, including agreements providing individual compensation for 12,800 people. Among the measures implemented throughout 2021, we wish to highlight the payment of R$ 4.4 billion as part of the implementation of the Income Transfer Program. We also concluded the commissioning of a system of 11-kilometer water pipeline and reservoirs and with a capacity of 5 thousand liters of water per second to supply the current demand of Belo Horizonte's metropolitan region.

In Mariana, we recognize that reparation has been a complex task, because of the extension of the territories impacted by the Fundão dam rupture as well as the multiple social, cultural, and economic characteristics of the region. We continue to support the Renova Foundation, through its governance bodies and to provide specialized professionals to carry out reparation programs. We made significant progress in restoring the right to housing for 107 families and, after adopting a simplified process, we doubled the amount of compensation provided, reaching a total of 51,800 people. We remain open to improvements offering efficiency in the execution and compensation to those affected and society.

Safety and Operational Excellence, a strategic pillar of our Company, are one of the main levers for our transformation. We believe that the advance of our management system (VPS) reflects the cultural change being put into practice, providing safe and consistent results. Operations that have evolved in terms of VPS maturity showed greater adherence to maintenance plans and greater operational stability. As a result, we noticed a significant improvement in Safety performance throughout Vale's business units, reaching the lowest recordable accident rate (TRIFR) in our history. We know that we can move forward by improving our safety procedures. I highlight the lessons learned from the Totten mine incident, in Canada, which demonstrated the importance of our processes and mitigating controls. Because of them, our employees were able to return to their families safe and sound.

In order to further reduce our risk level, we are decharacterizing our upstream dams in Brazil. We have eliminated 7 structures, with 23 structures remaining under the plan, which will be completed by 2035. It is a complex and lengthy process, and we are updating our expenditure estimates as we make progress in our engineering studies. We have achieved improvements in the safety conditions of relevant structures, such as the Doutor, Sul Inferior and Norte Laranjeiras dams, which have had their emergency level reduced. As part of our commitment to implement the Global Industry Standard on Tailings Management (GISTM), we have been able to adhere to 60% of the standard requirements according to the self-assessment process carried out in 2021. We expect to reach 90% adherence in 2022, 100% for structures at extreme or very critical levels in 2023, and 100% for other structures in 2025. Finally, our structures went through a very important test in January 2022 when it rained in a few days what was expected for the whole year. In this very challenging scenario, our dams and operations showed great resilience.

In 2021, we started the operation of the Vargem Grande filtration plant, the first of four plants under construction in Minas Gerais, reducing the reliance on dams. Vale has also developed a certified sand for application in the civil construction market in order to reduce the volume of tailings disposed of in dams.

We have made significant progress with regards to operational stability. In Ferrous business, we have resumed the capacity of assets such as Serra Leste, Timbopeba and Fábrica. With regards to our Base Metals operations, we had a challenging year due to critical maintenance activities carried out at the Sossego and Onça Puma operations, and a strike in Sudbury. On the other hand, we are also celebrating the first ore achieved at the Reid Brook deposit as part of the Voisey's Bay mine extension project, the first of two underground mines that will be developed.

Supported by our strategic pillar of a "New Pact with Society", we recognize the fundamental role that companies play in addressing major and urgent challenges, such as issues surrounding climate change. We have announced investments of US$ 4 to US$ 6 billion to reduce Scope 1 and 2 emissions by 2030 and we are currently engaging with clients representing 40% of our Scope 3.

Adding to the environmental agenda, we have defined our social ambition: "to be a partner Company in the development of resilient communities, engaged in relevant issues to humanity and committed to sustainable mining". We want to ensure that our work generates social value and promotes a positive post-mining legacy. Taking the education-health-income tripod into consideration, we will lift 500,000 people out of extreme poverty by 2030.

Finally, we are working to ensure that value is created and returned to our shareholders. We paid robust dividends in a record year for cash generation in addition to launching two consecutive share buyback programs. We made significant advances in relation to our strategy for simplifying our asset portfolio in 2021 with the responsible exit of our coal operation in Mozambique, the divestment of the manganese ferroalloys business in Minas Gerais, and the sale of 50% and 9.2% of Vale's ownership interests in CSI and Mosaic, respectively.

We are on the path to becoming one of the safest and most reliable companies in the industry and a benchmark in creating and sharing value for society.

We exist to improve lives and transform the future. Together.

Eduardo Bartolomeo
CEO

C

Our Strategy

Our purpose

Why do we exist? — **Our Purpose**

We exist to improve life and transform the future. **Together**.

What do we believe in? — **Values**

1. **Life** matters most
2. Act with **integrity**
3. Value **the people who build our company**
4. Make it **happen**
5. Respect **our planet and communities**

How do we act? — **Key Behaviours**

- Obsession with safety and risk management
- Open and transparent dialogue
- Empowerment with accountability
- Ownership for the whole
- Active listening and engagement with society

Our leaves

- **Safety**
- **VPS**
- **People**
- **Innovation**
- **Sustainability**

What do we look for? — **Our Ambitions**

A great company recognized by society for being:

- Benchmark in **safety**
- Best-in-class **reliable** operator
- **Talent** driven organization
- Leader in **sustainable** mining
- Reference in **creating and sharing value**

Our strategic pillars

1 Safety and Operational Excellence

Transform the way we operate in regard to three interconnected themes: health, safety and risk management, asset management and organization, processes and culture – Vale Management System (VPS).

Progress in 2021

- Initial VPS assessments executed in 100% of operational and administrative areas.
- 34% reduction in high-potential recordable injuries between 2020 and 2021.
- Lowest recordable accident rate (TRIFR) in the Company's history (1.41).
- 100% of Vale's sites with the Hazard Identification and Risk Assessment (HIRA), a risk management program.
- Adherence to the GISTM standard requirements at 60%.
- Decharacterization of 7 upstream dams since 2019, 2 of them in 2021.
- Reduction of 2,900 employee exposures to occupational risk above the Occupational Exposure Limit (OEL).
- Implementation of an indicator for the reduction of safety-related events in communities, linked to the variable employee remuneration.

2 New pact with society

Positively impact society, going beyond taxes, social projects and the reparation in Brumadinho, acting as a development enabler in the areas where we operate and fostering a safer and more sustainable mining industry.

Progress in 2021

- Definition of our Social Ambition.
- Reparation in Brumadinho: 99% of victims with at least one family member with indemnification settlement with Vale.
- Announcement of investments between US$ 4.0 and US$ 6.0 billion to reduce Scope 1 and 2 emissions by 2030.
- Engagements with clients representing 40% of Scope 3 emissions.
- First voyages of ships equipped with rotor sails and air lubrication, providing increased efficiency, reduced fuel consumption, and lower emissions.
- 67,373 hectares of forests recovered/protected in 2021, of which 5,125 hectares were recovered and 62,248 hectares were protected.
- 20% reduction in new water uptake.
- Goal of doubling female representation from 13% to 26%, anticipated to 2025 from 2030.
- 18.7% female representation, compared to 13.5% in 2019.
- 20.3% of women in senior leadership, exceeding our goal of increasing the female share in leadership to 20% from 12%, an ambition that has been revised to reach 26% by 2025 (executive manager positions and higher).
- Announcement of a goal to reach 40% of black leadership in Brazil by 2026, which currently stands at 29%.

3 Base Metals Transformation

Apply best operational and management practices across throughout all the Base Metals operations.

Progress in 2021

- New executive leadership for the Base Metals business, with extensive experience in mining and which also increases gender and ethnic-racial diversity in the company's top management.
- Extensive review of maintenance processes, particularly in Salobo, with a focus on greater operational safety and maintenance backlog recovery.
- First ore production in the Voisey's Bay mine expansion project. The extended mine life will lead to a production of 40,000 tons of nickel, with about 20,000 tons of copper and 2,600 tons of cobalt as by-products.
- In the Hu'u project, new estimates suggest that the deposit contains 17.4 Mt of copper and 32 Moz of gold, equivalent to a ~15% increase in contained copper since February 2020.
- Class 1 nickel supply contracts for the battery industry account for 5% of total production.
- Sale of VNC and focus on simplifying the operational flowsheet.

4 Discipline in capital allocation

Keep focus on value creation and asset safety, investing in production sustainability and protecting/increasing margins.

Progress in 2021

- Integral Reparation Agreement for Brumadinho, which has brought legal certainty to Vale's disbursements.
- Portfolio simplification with divestments of non-core assets, leading to a significant decrease in our cash drains.
- Launch of the US$ 1 billion cost reduction program.
- Disciplined capital allocation focused on shareholder returns, with US$ 23 billion allocated between dividends and share buyback programs.

5 Maximize flight to quality in Iron Ore

Leverage strengths towards world-class reserves, assets, and logistics in order to maximize value in premium product portfolio.

Progress in 2021

- Increase in iron ore production capacity to around 340 Mt in 2021 from 322 Mt in 2020.
- Resumption of production capacity of assets such as Serra Leste, Timbopeba and Fábrica.
- Resumption of operations at the Vargem Grande pelletizing plant.
- Maintenance of ~70% stake of iron ore production by dry processing method.
- Start-up of the Vargem Grande filtration plant, the first of four plants under construction in Minas Gerais, to reduce dependence on dams.
- Announcement of the green briquette, a product that can reduce steel industry emissions by more than 10% and increase the average premium for Vale's products.

Business strategies are evolving to consolidate Vale's position among the leaders in the supply of products essential for the development of society, through solutions in iron ore, relevance in nickel, and growth in copper.

The Board of Directors trusts in Vale's economic and financial capacity and long-term sustainability, based on the Company's level of competitiveness that has already been demonstrated and resilience to the price cycle of its products.

De-risking, reshaping, re-rating: our roadmap

De-risking	Reshaping	Re-rating
• Brumadinho • Mariana • Dam safety • Production resumption	• Focus on core business • Elimination of cash drains • Accretive growth opportunities • Cost efficiency	• Benchmark in safety • Best-in-class reliable operator • Talent-driven organization • Leader in low carbon mining and ESG practices • Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

D

Building a Better Vale

D

Building a better Vale

Business performance

2021 was marked by important developments in operational resumption, in the focus on core business, and in the improvement of the company's product portfolio as it moves towards a more sustainable business.

1

Ferrous

- We started 2021 with a production capacity of approximately 322 Mt and ended with an estimated capacity of 340 Mt, successfully resuming operations halted between 2019 and 2020.
- We started operations at our first tailings filtration plant, in the Vargem Grande Complex, thereby reducing the reliance on dams and improving the average quality of our product portfolio. Another two plants in Itabira are currently in a commissioning process and one more in Brucutu will have operations started in the coming months.
- We have resumed production capacity of several assets, including Serra Leste, Timbopeba and Fábrica. Vale expects to reach a production capacity of 400 million tons per year over the medium term.

2

Base Metals

- We achieved the first ore production from the Reid Brook deposit at the Voisey's Bay Mine Extension project, the first of two underground mines to be developed and an important milestone for business sustainability.
- Maintenance executed throughout the year to allow greater stability and operational reliability throughout 2022.

3

Non-core assets

- The responsible divestment of non-core assets was another important milestone, notably the sale of nickel assets in New Caledonia, the Moatize coal mine and the Nacala railroad, and the California Steel Industries in the United States, in addition to the stake in The Mosaic Company.

4

Innovation

- We announced an innovative product, developed by the company over almost 20 years, known as the green briquette, an iron ore agglomerate capable of reducing CO_2 emissions in the steel industry by more than 10%.
- We have approved the construction of three briquetting plants with start-up scheduled for 2023 and a total capacity of approximately 7 million tons per year.

5

Capital allocation

- Vale generated around US$ 20.0 billion in Free Cash Flow from Operations in 2021, US$ 10.8 billion higher than in 2020, driven by an even stronger pro forma EBITDA. This solid generation of operating cash flow helped the repayment of the Nacala logistics corridor project finance (US$ 2.5 billion) and resulted in the distribution of around US$ 17 billion in dividends and US$ 6 billion in share buybacks.

Safety and risk management

Performance in Occupational Health and Safety

Vale's ambition is to become a benchmark in safety. This led the company to establishing three important goals aimed at building a sustainable performance in Operational Health and Safety: (i) zeroing high-potential injuries[1], (ii) reducing employee exposure to major health risks by 50%[2], and (iii) eliminating very high risk scenarios[3]. These goals are intended to be achieved by 2025 and comprise the executive variable compensation.

The Company has already shown improvement in important Health and Safety indicators as it gradually moves towards reaching these targets.

Reduction in recordable high-potential injury events



N2 – absolute values4
Actual
Target
63
35
25
15
10
5
0
66
57
44
29
2018
2019
2020
2021
2022
2023
2024
2025

Total Recordable Injury Frequency Rate (TRIFR)



In 2021, Vale had the lowest TRIFR in the Company's history.
-37%
2.25
3.48
1.98
1.41
2018
2019
2020
2021

TRIFR – comparison in mining in 2020



Peer compared to Vale
-7%
+8%
+34%
+62%
1.98
1.84
2.14
2.65
3.21
Vale
Peer 1
Peer 2
Peer 3
Peer 4

1 - Injuries that are considered precursors to fatal accidents.

2 - Physical, chemical or biological risks.

3 - In accordance with Vale's risk matrix.

4 - Includes the company's employees and those from third parties.

Tailings and Dam Management

Vale's practices in dam management continue to evolve, with the implementation of the Tailings and Dams Management System (TDMS), with attention to the setting of an Independent Tailings Review Board (ITRB) for each of the company's iron ore operational system in Brazil.

The TDMS implementation is aligned with the requirements of the Global Industry Standard for Tailings Management (GISTM). In 2021, Vale conducted a self-assessment of its practices and identified an overall adherence to the 77 requirements of the standard at 60%. The Company expects to reach 90% adherence to the GISTM by 2022[5], fulfilling the International Council on Mining and Metals (ICMM) commitment to 100% adherence for extreme or very critical structures in 2023, and 100% for other structures in 2025.

In dam safety management, in 2021, Vale improved safety conditions that allowed the deactivation of the emergency protocol for the Marés I and Forquilha IV dams. Another three dams had their emergency level reduced (Doutor, Sul Inferior and Norte Laranjeiras).

Vale will no longer have dams in critical safety condition by the end of 2025.

To reduce the use of dams in its production processes, Vale continues to implement tailings filtration systems. In 2021, operations were initiated at the tailings filtration plant located at the Vargem Grande Complex and by the end of the year we started commissioning the two plants located at the Itabira Complex. In 2022, we also expect to start operations at a plant in Brucutu.

Progress in the Upstream Dams Decharacterization Program

As part of the program, in 2021 Vale eliminated another 2 upstream tailings containment structures, totaling 7 of the 30 structures located in Brazil. The Company also completed the construction of the downstream containment structure (ECJ) that serves the Forquilhas I, II, III and IV and Grupo dams located near the Fábrica mine. As a result, all 3 structures currently at emergency level 3 have ECJs operating to mitigate downstream impacts in the event of a breach.

In 2021, Vale also started to remove tailings from the B3/B4 dams, in Nova Lima (MG), and the Sul Superior dam in Barão de Cocais (MG), both in emergency level 3, using remotely controlled, unmanned equipment, thereby avoiding human exposure to risks during the work.

A reassessment of projects for structures of greater complexity and volume led to the extension of the program's completion deadline, to 2035 from 2029. Despite this, Vale will continue to gradually eliminate structures, with annual deliveries, as detailed in the Company's ESG Portal.

5 - Considering tailings facilities with "extreme" or "very high" potential consequences.

Progress in risk management through HIRA

The implementation of the Hazard Identification and Risk Assessment (HIRA) methodology at Vale reached 100% of the Company's operational sites in 2021, thereby strengthening our risk management. More than 850 unwanted material events were identified, and the Company took more than 2,100 immediate actions to manage them, in addition to mapping out and monitoring more than 8,700 critical controls.

Some of the implemented measures included changing or replacing the production process, such as replacing the use of liquid chlorine with bleach (sodium hypochlorite) in operations in Canada and reducing ammonium nitrate stocks in Mozambique. In broader terms, the Company is currently developing a strategic plan to reduce the use of potentially hazardous substances in its production processes.

Implementation of the Vale Management Model (VPS)

The VPS is Vale culture put into practice, and the evolution of the maturity of the Company's different departments in implementing the Vale Management Model is verified based on metrics that are common to all business areas. Positive results have been measured since 2019, with reductions in the Total Recordable Injury Frequency Rates (TRIFR), from a Health and Safety perspective, and greater adherence to the maintenance plan from an operational perspective, among other requirements.

Progress in Environmental, Social, and Governance (ESG) practices

Vale made progress with its new pact with society, launched in 2019, with the announcement of its social ambition and targets to be completed by 2030.

Our Social Ambition

"To be a **partner** company in the development of **resilient communities**, engaged in relevant issues to humanity and committed to **sustainable mining**."

Social goals 2030

- Lift 500,000 people out of extreme poverty;
- Collaborate with indigenous communities neighboring Vale's operations in the preparation and execution of their plans aimed at guaranteeing the rights set forth in the UN Declaration on the Rights of Indigenous Peoples; and
- Rank Top 3 in social requirements by the main external assessments.

Vale's main commitments and targets are periodically assessed to ensure that they are aligned with the Company's purpose and strategy. During the year, we made important progress towards the expected results, which are highlighted below.

Highlights in 2021

1. Climate change

A
Announcement of investments between US$ 4 billion and US$ 6 billion to reduce Scope 1 and 2 emissions by 2030.

B
Start of operations for ships equipped with rotor sails and air lubrication technology, reducing carbon emissions in transport by up to 8%, as part of Vale's portfolio of initiatives in shipping to reduce net Scope 3 emissions by 15% by 2035.

C
Investments in renewable energy projects, use of electric vehicles and conveyor belts in our operations.

D
Progress in the portfolio of innovative products with the launch of the green briquette, a low carbon product that allows for a reduction of CO2 emission from steel makers by more than 10%, thereby making a fundamental contribution to the reduction of Scope 3 emissions.

E
Approval of the construction of three briquetting plants, expected to start operating in 2023 with an annual capacity of approximately 7 Mt.

F
Engagements with customers representing 40% of Scope 3 emissions.

G
Partnerships with Ternium and POSCO to seek out solutions for the decarbonization in the steel industry.

H
Executive compensation linked to climate: 5% in the short term (from 10% related to sustainability) and 6% in the long term (from 20% related to ESG).

2. Forest

A
Support for the development of five agroforestry businesses which implemented production recovery models for 5,125 hectares as part of a pilot phase, with investments of R$ 100 million for business structuring and leveraging.

B
Progress in the plan to preserve 1.5 million hectares of forests through the formation of new partnerships with conservation units managed by the Chico Mendes Institute for Biodiversity Conservation (ICMBIO). Since targets for 2030 were established, the Company has already added more than 120 thousand hectares to the 1 million hectares existing in the portfolio.

C
Study focused on projects to reduce greenhouse gas emissions from deforestation and forest degradation (REDD).

3. Water

A
20% reduction in new water uptake, exceeding Vale's commitment to reduce water uptake by 10% by 2030.

B
US$ 142.4 million spent on water resource management initiatives. During this period, the water reuse rate reached 81%, compared to 80% recorded in 2020.

4. Human Rights

A
Continued commitment to the UN Guiding Principles on Business and Human Rights.

B
Strengthening the process of integrating Human Rights into the Company's regulations and decision-making processes.

C
Intensified Human Rights risk management in the supply chain.

D
Completion of 2 Human Rights due diligence processes for the Reparation in Brumadinho and the Manganese business in Minas Gerais, in addition to 14 due diligence processes for operations and projects and 18 due diligences on critical suppliers.

5. Relationship with communities

A
Relationship established with 2,092 communities in different countries. In Brazil, 411 communities were considered a priority for engagement and 69% had relationship plans by the end of 2021.

B
Setting of a goal to implement relationship plans in 100% of priority communities by 2026.

C
Channels for active listening remained open and accessible to communities. In 2021, we registered 11,069 manifestations from communities, a decrease of 28.9% compared to 2020. Of this total, 98.9% received responses and 82.7% had their demands met.

D
Renounce to mining rights on indigenous lands in Brazil.

6. ESG gaps

A
Closing of 17 more ESG gaps.

B
Total of 54 gaps closed, out of the 63 mapped.

7. Vale's ESG rating

A
ISS ESG: C (with a D- considered to be the lowest grade and A+ the highest grade).

B
MSCI: CCC (with CCC considered to be the lowest grade and AAA the highest grade).

C
Sustainalytics: 39.1 (40+ being the worst grade and 0 the best grade).

Cultural transformation

The People department is continuously working to evolve Vale's organizational cultural in line with the Company's values and key behaviors.

In order to transform Vale into one of the safest and most reliable companies in the mining sector worldwide and to provide full reparation in Brumadinho, Vale remains committed to transforming its culture.

In 2019, Vale's **cultural transformation was put into motion**, a profound process that seeks to promote culture as a facilitator of strategy, influencing and modeling systems, integrating initiatives, in addition to positioning leadership as a driver of change.

In 2021, a global communication strategy was started, based on a long-term plan, reaching more than 30 thousand employees at the launch event.

A focus on leadership, with sessions for the Executive Board and programs aimed at engagement with the new purpose, in addition to cultural activation sessions, **impacting more than 90% of the organization's leadership**.

Transformation programs specifically tailored to each **business unit**.

Progress in the large-scale implementation of **VPS** to leverage the process of cultural transformation.

Expansion of **influencers** with the creation of the *Purpose Guardian* group to support the understanding of the organization's new purpose.

Consolidation of the *Echoes* survey to **measure the evolution of employee behavior**.

Definition of the five **attributes of leadership** through dialogue and consultation with executives – Safety and risk, Growth mindset, People development, Business vision, and Sustainability.

More than 600 leaders have completed the **development program** (*Impact!*), and as of 2020 the program has reached 49% (1,205) of managers and 21% (632) at the supervisory level.

In 2022, the **focus is on advancing the structuring agenda**, monitoring KPIs that reflect the progress of transformation, reviewing the Coaching and Assessment initiatives while working closely with front-line leaders and adopting a program aimed at professionals who have become managers for the first time.

Diversity, Equity and Inclusion

In 2021, given the progress made with the goal to double the female representativity from 13% to 26% and Vale's ambitions, the company decided to **move the deadline for reaching this target forward to 2025 from 2030**. Some of the most important results achieved in relation to Diversity, Equity & Inclusion at Vale in 2021 are listed below:

The Company also established a **target aimed at having 40% of black leadership in Brazil by 2026**, up from the current 29%.

- **18.7% of female representation** reached, compared to 13.5% in 2019, with **13,488 women employed by Vale by the** end of 2021.
- **20.3% of senior female leadership**, reaching in advance the 2030 goal of increasing the number of women in leadership from 12% to 20% (executive manager positions and higher).
- Black employees making up **66%** of the trainees hired in 2021.
- 5.3% Legal Quota for Persons with Disabilities at Vale reached.
- Implementation of the **first Diversity Census** with a 69% adherence rate.

We encourage you to consult Vale's Diversity and Inclusion Policy, which is available at the Company's ESG Portal.

Reparation

In Brumadinho

The integral reparation program in Brumadinho encompasses structuring initiatives to fully repair the damage caused to families, the environment, and society in Brumadinho and the affected region by 2025.

"Our structuring initiatives have evolved in all territories. We recognize, however, that dissatisfactions persist, and we seek to continue to learn from such experiences. We remain vigilant to the needs of local residents. We have made progress in implementing projects and delivered new or revitalized public equipment that is important for the communities. In territories where emergency evacuations took place, we have made progress in the construction and execution of Compensation and Development Plans through means of dialogue with residents. We remain committed to our reparation commitments, taking care of those affected, improving local infrastructure, reactivating the economy, restoring nature, placing value in tourism and respecting the memory of the victims."

Marcelo Klein, Special Director of Reparation and Development

Brumadinho Integral Reparation Agreement

In line with the Integral Reparation Agreement signed between Vale, the Justice Institutions and the State of Minas Gerais in February 2021 and certified by a court decision in April of the same year, we reaffirm our commitments to continue the initiatives that have been implemented since 2019.

The estimated amount of R$ 37.7 billion, provided for under the Agreement, includes initiatives aimed at socioeconomic and socioenvironmental reparation for the damage caused by the dam rupture in Brumadinho. Individual rights to compensation are not included in this amount and remain in execution by Vale.

As of 2021, we have **disbursed R$ 23 billion** on commitments assumed under the Agreement.

The Agreement also provides for the Income Transfer Program, which is to be administered by the respective authorities and will replace the Emergency Aid program administered by Vale since March 2019. During the structuring of the Income Transfer Program throughout 2021, Vale continued to make emergency aid payments to more than 101,000 people in Brumadinho and the region along the Paraopeba River, with a total of more than R$ 2.2 billion paid since 2019. In the last quarter of 2021, with the program in progress, R$ 4.4 billion were disbursed for income transfer.

Settlements for individual indemnities now cover more than 12,800 people, representing R$ 3 billion in payments[6]. At least one family member of each employee, own or outsourced, who died in the dam failure has already signed a compensation agreement with Vale.

It is also worth noting that, in November 2021, a broad public consultation with the residents of the 26 municipalities affected by the dam failure was carried out under the Agreement. The affected people were able to indicate priority areas for investments in socioeconomic reparation projects in their municipalities.

Extraordinary Independent Advisory Committee for Support and Reparation

The Independent Advisory Committee for Extraordinary Support and Reparation ("CIAE-AR") completed its work in February 2020 and issued a report with 84 recommendations, of which Vale implemented 82.

84 Recommendations made
82 Accepted and completed
Annual external audit

By 2020, Vale had implemented 69 of the recommendations and, in 2021, it carried out the remaining 13. Since 2020, a specialized consulting firm has carried out annual, external and independent evaluations of the progress of the recommendations, confirming the implementation of all of them.

For more information about the Integral Reparation Agreement and to follow the progress of actions reparation initiatives, visit the Reparation Section of Vale's ESG Portal.

6 - Considering settlements until February 18, 2022.

In Mariana

2021 saw the six-year anniversary of the Fundão dam collapse in Mariana (MG), which was operated by Samarco, a joint-venture with a 50% ownership interest by Vale and BHP, respectively.

Vale, BHP and Samarco have spent **R$ 19.6 billion** as part of initiatives to provide reparation and compensation to impacted parties in Mariana and the surrounding region. R$ 8 billion was invested in reparation programs in 2021.

During this period, the Renova Foundation, created in 2016 through the Transaction and Conduct Adjustment Agreement (TTAC), continued with its commitment to providing full reparation for damage caused to the individuals and communities affected. Nineteen people died and thousands lost their livelihoods at the time.

Repairing the Rio Doce river basin has involved the creation of solutions and methodologies through dialogue and technological, scientific and social innovation. In 2021, water in the Rio Doce basin returned to pre-rupture levels and can be consumed after conventional treatment. Additionally, the Foundation has also restored 550 hectares of forests and Permanent Preservation Areas in 200 rural properties located in Mariana, Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, with the planting of 300 thousand seedlings. In total, about 1,000 natural springs are in the process of being recovered.

On the resettlement front, as of December 2021:

- In Bento Rodrigues, Renova restored 107 housing rights for the local community, including 47 houses, in addition to completing infrastructure projects including a school, health center and service center, exercise court, sewage treatment station, public lighting, and paving. Despite governance bottlenecks delaying the resettlement process, Renova expects to complete the construction of a total of 117 houses by the end of 2022, reaching a total 350 housing solutions provided.
- In Paracatu de Baixo, around 93% of the infrastructure has been completed, including access and drainage, in addition to having started the construction of the school and 11 houses in 2021.
- In Gesteira, 29 letters of credit were approved, with which those affected can choose and acquire properties. Moving beyond collective resettlements, a total of 36 houses were delivered to families who chose to live in other locations and 10 cash payments were made to families who opted for this form of reparation.

With regards to compensation, around 46,000 people and 700 families were compensated through the Simplified Indemnification System in Mariana between its launch and the end of 2021. In addition, compensation agreements were approved for 1,653 families from the Comboios, Tupiniquim and Caieiras Velhas II Indigenous Groups. Indigenous communities will also receive compensation funds aimed at economic recovery and the provision of collective compensation.

More than 70 entities are part of Renova's governance model, which jointly contribute to finding solutions to current challenges.

E

Corporate Governance

E

Corporate Governance

Vale is committed to best corporate governance practices, which help the Company to compete more efficiently, sustain its success and generate long-term value for shareholders with a commitment to integrating sustainability into its business, building a strong positive economic, social and environmental legacy, and mitigating the impacts of its operations.

Our governance model aims to establish clearly defined principles and roles, transparency, and stability in order to guide our actions. We seek to build strong and lasting relationships with our stakeholders, invest in mitigating the effects of our activities, work with high ethical standards, practice transparent management, and actively contribute to advances in relation to the environment, biodiversity and sustainable development.

The general guidelines and policies that guide Vale's business activities are established by the Board of Directors, which monitors the implementation of these initiatives through reports provided by members of the Executive Board.

The Board receives support from the Advisory Committees, whose mission is to advise the Board, including proposing improvements related to its area of activity in order to facilitate greater efficiency and quality in decisions made by the collegiate and to ensure that the Company's activities are carried out in compliance with current legislation, the principles of ethics and internal controls.

The Fiscal Council is a permanent, supervisory body, independent from the Executive Board and the Board of Directors, which seeks, through the principles of transparency, equity and accountability, to contribute to the organization's best performance.

Vale's governance structure

Vale's governance structure consists of the Board of Directors, a Fiscal Council, an Executive Board, and seven Advisory Committees: the People, Compensation and Governance Committee, the Operational Excellence and Risk Committee, the Finance Committee, the Audit Committee, the Nominating Committee, the Sustainability Committee and the Innovation Committee. The Company also has a non-statutory Conduct and Integrity Committee.



Created or changed in the last three years.
General Meeting
Fiscal Council
Board of Directors
Advisory Committees
Audit
Operational Excellence and Risk
Finance
Innovation
People, Compensation, and Governance
Nominating
Sustainability
Audit and Compliance Department
Internal Audit
Whistleblower Channel
Corporate Integrity
General Secretariat for Corporate Governance
Created or changed in the last three years.
CEO
Executive Officers
Legal and Tax
Global Business Solutions
Safety and Operational Excellence
Finance and Investor Relations
Institutional Relations and Communication
Sustainability
Ferrous
Base Metals
People
Business Strategy and Transformation

Shareholder structure

Vale has a global and diversified shareholder base. As of February 28, 2021, the Company's capital stock consisted of 5,132,458,410 common shares and 12 preferred shares of a special class (golden shares). Of the total number of shares, 324,118,024 were held in treasury, resulting in a total of 4,808,340,386 outstanding shares.

In relation to the previous year, it is important to note that, in December of 2021, Bradespar S.A. returned to its shareholders 130,654,877 common shares issued by Vale that were previously owned by it, reducing its stake in the Company to less than 5% of the capital and now considered in the "Others" portion for shareholder interests.



Others
Shareholders with more than 5% of total capital
Shares in treasury 6.32%
Previ 8.07%
Capital World Investors² 6.53%
Mitsui&Co 5.58%
Blackrock, Inc.¹ 5.45%
Capital Research Global Investors² 6.35%
Capital International Investors² 5.22%
Others 56.48%

1 - Position as of 12/31/2020
2 - Position as of 09/28/2021

Investor engagement

Vale maintains an open and transparent dialogue with its shareholders by engaging with its administrators through the Investor Relations department. In 2021, the performance of the first independent Chairman of the Board of Directors stands out.

Vale also provides several communication and service channels, in addition to periodic and occasional market reports, with emphasis on Vale's first Integrated Report, released in 2021. Due to restrictions related to the pandemic, direct engagement with shareholder was mostly carried out in a virtual format.

Participants	Objectives	Activities
Strategic agenda, critical issues, and governance		
Chairman of the Board and Investor Relations	Discuss strategic agenda, critical issues and governance developments, and promote active listening.	25 meetings with institutional investors, included in 2 ESG roadshows since investiture.
		Responding to formal correspondence from investors.
Amendments to Bylaws (prior to the EGM held in March 2021)		
Independent members of the Nominating Committee, independent members of the Board, Investor Relations	Rationale and recommendation regarding the statutory reform proposal.	Virtual roadshow with investors and proxy advisors held between January and February of 2021.
Election of the Board of Directors (prior to the AGM held in April 2021)		
Independent members of the Nominating Committee, independent members	Presentation and clarifications on the list of nominees to the Board of Directors.	30 meetings with Vale's major shareholders, relevant funds in Brazil and abroad, and proxy advisors between March and April of 2021.
Strategy, finance and operational performance		
CEO, CFO, Executive Officers and Investor Relations	Update on Vale's performance and other critical issues, such as capital allocation and reparation.	Quarterly results teleconferences.
		659 calls, 1x1 meetings and events with investors, proxy advisors, ESG rating agencies.
		36 virtual conferences organized by financial institutions.
		Meetings with debt holders and rating agencies.
		Analyst and Investor Tour, Vale Day, roadshows.
Environmental, Social and Governance		
CEO, CFO, Executive Officers, Sustainability and Investor Relations	Engagement on advances made in governance, relationship with communities, Brumadinho reparation, tailings dams and other topics.	91 calls, 1x1 meetings and events with investors, proxy advisors, ESG rating agencies.
		3 ESG webinars addressing the topics of Governance, Climate Agenda and Risk Management.
		3 ESG virtual conferences organized by financial institutions.
		41 questionnaires and letters answered.
		3 meetings (including shareholders and debenture holders).
Climate Agenda		
Climate Change and Investor Relations	Sharing of Vale's advances and exchange of experiences and information.	Meetings, letters and response to questionnaires for initiatives and stakeholders focused on climate change (CDP, CA100+, TCFD, among others).

F

Performance of the Board of Directors

F

Performance of the Board of Directors

Oversight of the Board of Directors

The Board of Directors is the body responsible for overseeing the Company's guidelines and strategic plans, monitoring and evaluating its economic and financial performance, electing and evaluating members of the Executive Board, and deliberating upon corporate policies, among other duties. In 2021, Vale continued to evolve in relation to its governance, seeking out references from the best national and international practices, and developing a strong understanding of its main stakeholders' perspectives.

With the election of the Board taking place at the 2021 Annual General Meeting, 7 onboarding meetings were held to increase the directors' knowledge of the Company and its industry, in addition to 3 visits to the Company's operations in Minas Gerais, Espírito Santo and Maranhão, Brazil. Another 6 meetings were held for specific discussions on Vale's strategic planning.

Main activities of the Board of Directors in 2021

The Board acted effectively in 2021, with the support of its Advisory Committees, especially in:

- Periodic monitoring with regards to reparation in Brumadinho and Mariana, dam safety, people safety, active listening processes carried out with representatives from the community, the monitoring of implementation of engagement initiatives and plans, continuity of advances made with regards to governance structure, and long-term strategic planning.
- Monitoring the status of recommendations made in the Final Report from the Extraordinary Independent Advisory Committee for Dam Safety ("CIAE-SB"), released to the market in May 2021.

!

Nº of Meetings

36 in total
6 strategic planning
7 onboarding

Attendace rate: 95%

- Monitoring and supporting the Upstream Dam Decharacterization Program in Brazil.

- Continued monitoring of developments with regards to the Covid-19 pandemic and the safety measures adopted by Vale, taking both company employees and employees from third parties into account. Additionally, the Board continued to support the decision from Vale's Executive Board to offer humanitarian support and join the United Movement for the Vaccine.

- Monitoring and continuity of the Company's corporate governance evolution program, with an emphasis on the Board Improvement Plan, the discussions on Vale's new regulatory framework, identifying Corporate Policies and the development and review of priority Policies, among which include the Policy for the Preparation and Disclosure of Policies, the Management Policy for Vale Group's Companies and Entities, the Policy for Disclosure of Information and Trading of Securities, the Internal Audit Policy, and the Consequences Management Policy.

- Approval of the Company's share buyback programs in April and October 2021.

Throughout 2021, the Board of Directors also approved corporate transactions aimed at focusing on core business activities, discipline in capital allocation, and simplifying Vale's operational flow, with an emphasis on the following transactions:

The Company entered into an agreement with Vulcan Minerals for the sale of the Moatize coal mine and the Nacala Logistics Corridor in December. In early 2021, Vale had already announced its plan to remove coal assets from its portfolio in line with its ambition to become a leader in low-carbon mining.

The subsidiary Vale Canada Limited also entered into an agreement with Nucor Corporation in December for the sale of its 50% ownership interest in California Steel Industries - CSI. The operation was completed in February of 2022.

In November, Vale announced the sale of all its common shares issued by The Mosaic Company. The sale was completed in January of 2022.

Risk Governance Model

Vale has an integrated flow for Risk Management Governance based on the concept of Lines of Defense, which represents how periodic reassessments are carried out to ensure alignment between strategic decisions, performance, and the definition and monitoring of risk tolerance limits approved by the Board of Directors, as recommended by the Executive Board. For detailed information on Vale's Risk Governance Model, please access the Risk Management section of the Company's ESG Portal.

Advisory Committees to the Board of Directors

The Board of Directors receives permanent support from the seven Advisory Committees listed below, for the discussion of specific topics related to their areas of activity, in order to ensure greater efficiency and quality in decision-making processes.

- Audit Committee
- Operational Excellence and Risk Committee
- Finance Committee
- Innovation Committee
- People, Compensation, and Governance Committee
- Nominating Committee
- Sustainability Committee

! Additionally, during the year and dynamically, demands for discussions and assessments are incorporated, arising from the Committee itself, the Board of Directors or the Executive Board.

The main activities of the Advisory Committees are detailed below.

Audit Committee

Meetings	
33	Number of Meetings
99.8%	Attendace rate

Current members	
Coordinator	Manuel Lino Silva de Sousa Oliveira
Member	Luciana Pires Dias
Member	Mauro Rodrigues da Cunha
Member	Murilo Cesar Lemos dos Santos Passos
Member	Sergio Romani

Coordinator
Member

For more information, access the Audit Committee's Annual Summary Report – 2021 fiscal year, available at www.vale.com/investors, Section Corporate Governance.

Activities
Monitoring of recommendations of the Extraordinary Independent Advisory Committee for Investigation ("CIAE-Investigation") and the implementation of action plans together with the Operational Excellence and Risk Committee and the Audit and Compliance Department.
Review of quarterly and annual financial information for 2021 and other regulatory documents from Vale.
Periodic discussions with External Auditors on the principal aspects observed during the Company's audit work.
Monitoring the processes of analysis of provisions, legal contingencies, and contingencies related to the Samarco accident and the Brumadinho dam failure.
Review of the Policy on Transactions with Related Parties and Conflict of Interest, due to the end of the Shareholders' Agreement in November 2020, and quarterly monitoring of transactions with related parties.
Monitoring of the Company's correspondence and interactions with capital market regulatory bodies (SEC, CVM and B3).
Periodic monitoring, together with the Audit and Compliance Department, of the flow of receipt and of the investigation protocol of complaints from the Whistleblower Channel, of the procedures related to corporate integrity and of the progress of Internal Audits.
Approval of the Consequences Management Policy and Internal Regulations from the Conduct and Integrity Committee together with the for People, Compensation, and Governance Committee.
Monitoring of progress made with regards to testing and controls for SOx certification, the development of the Integrated Risk Map, as well as the implementation of Vale's Risk Management System (Bwise).
Monitoring Structuring Projects for Information Security, Contract Management, and the Systemic Action Plan for Security and Maintenance Issues.
Monitoring of the Program for the Merger and Dissolution of Companies and the Divestment Program.

Coordinator | Member

Committee for Operational Excellence and Risk

Meetings	
17	Number of Meetings
100%	Attendace rate

Members	
Coordinator	Roger Allan Downey
Member	Eduardo de Oliveira Rodrigues Filho
Member	André Viana Madeira
Member	Marcelo Gasparino da Silva
Member	Antônio Umberto Benetti Queiroz

Activities
Monitoring of the main risk mitigation, crisis management, and business continuity plans based on the Risk Matrix and the Integrated Global Risk Map.
Continuation of interactions with CIAE-SB until April 2021 (when it was discontinued), aiming to further strengthen risk-related governance, reviewing and recommending publication of the CIAE-SB Report and monitoring the execution of the activities contained in the CIAE-SB recommendation guidelines.
Monitoring of the Upstream Dam Decharacterization Program.
Monitoring of progress made in implementing the tailings and dams management system (TDMS), and its alignment with the Global Industry Standard for Tailings Management (GISTM) standard.
Analysis of the governance model and composition, attributions and achievements of the Independent Tailings Review Boards.
Monitoring of the implementation and progress of VPS throughout the Company.
Monitoring of topics related to geotechnics, health and safety.
Review of the Company's Risk Management Policy.

Finance Committee

Meetings	
22	Number of Meetings
96.5%	Attendace rate

Members	
Coordinator	Fernando Jorge Buso Gomes
Member	Daniel André Stieler
Member	Roberto da Cunha Castello Branco
Member	Murilo César Lemos dos Santos Passos
Member	Adriano Cives Seabra

Activities
Monitoring of the main financial indicators related to the Company's businesses and segments, including cash, capital allocation, risk investments and financial risk map.
Monitoring of expenses related to the Covid 19 pandemic, Brumadinho, Legacy Projects and Renova Foundation from a financial perspective.
Review of quarterly and annual financial information and other regulatory documents from Vale, in addition to monitoring the Company's budget performance.
Monitoring of the main business initiatives from a financial point of view in accordance with the Strategic Planning approved by the Board of Directors.
Monitoring of portfolio simplification with divestments of non-core assets.
Analysis, recommendation and monitoring of Share Buyback Programs, Dividends, Hedge and Trade.
Review of Disclosure of Information and Securities Trading Policy.

Innovation Committee

Meetings	
6	Number of Meetings
95.8%	Attendace rate

Members	
Coordinator	Roberto da Cunha Castello Branco
Member	Roger Allan Downey
Member	Ken Yasuhara
Member	Luiz Carlos Affonso

Activities
Discussion of the Company's main initiatives centered on innovation, including mineral technology and the Carbon Agenda, with emphasis on PowerShift and Ecoshipping.
Review approaches with regards to the construction of the Future Portfolio, Open Innovation, Corporate Venture Capital, Corporate Venture Builder, Partnerships, Joint Ventures and Corporate Strategy.
Review of innovation programs aimed at Safety, presenting the Safety Transformation program and the Automation and Autonomous Operations Program, as well as New Products.
Discussion about opportunities for synergy between Vale's Technological Development Centers, and expansion of hubs and projects for the dissemination of agile teams, digital transformation, and innovation in line with Vale's cultural transformation.
Discussions with specialized consultancies on strategic innovation topics for the Company.

Coordinator Member

Committee for People, Compensation, and Governance

Meetings	
19	Number of Meetings
94.8%	Attendace rate
Members	
Coordinator	Mauro Rodrigues da Cunha
Member	Fernando Jorge Buso Gomes
Member	José Luciano Penido
Member	Manuel Lino Silva de Sousa Oliveira
Member	Oscar Camargo

Activities
Discussions and monitoring of the "Cultural Transformation", "Talent Management" and "Promotion of Diversity, Equity & Inclusion" projects, mainly in strengthening the culture and communication related to the ESG approach at Vale.
Approval/Update of the CEO and Executive Board Succession Plan.
Assessment of the Executive Board's Performance.
Monitoring the variable compensation bonus panel for 2021 and setting targets for 2022 for the CEO and Executive Officers.
Discussion of management compensation policies and governance bodies.
Project aimed at improving the Company's governance model.
Development and review of Policies considered a priority for the Company, such as: Policy for Preparing and Publishing Policies, Management Policy for the Vale Group's Companies and Entities, Risk Management Policy, Delegation of Authority Policy, Disclosure of Information and Securities Trading Policy, Consequence Management Policy, and the Internal Audit Internal Regulation.
Development of Non-Operated JV Projects.

Nominating Committee

Installed on January 27, 2022, to advise the Board in the process of extemporaneous election of the Board of Directors, which will take place at the Annual General Meeting of 2022. Its main activities included:

Meetings	
7	Number of Meetings
100%	Attendace rate
Members	
Coordinator	José Luciano Penido
Member	Daniel Stieler
Member	Murilo Passos
Member	Roberto Castello Branco

Activities
Update of the Board of Directors' Critical Competencies Matrix.
Conducting the Board of Directors' self-assessment process in accordance with the updated Critical Competencies Matrix and related activities.
Recommendation to the Board of nominees the Board of Directors.
Recommendation to the Board of nominees for the positions of Chairman and Vice-Chairman of the Board of Directors.
Presentation of other recommendations relating to the Board of Directors.
Preparation of the Final Report of the Nominating Committee.

Sustainability Committee

During 2021, the Committee fulfilled the most relevant points for the company within its competences provided for in its internal regulations, among which stand out:

Meetings	
17	Number of Meetings
98.7%	Attendace rate
Members	
Coordinator	Marcelo Gasparino da Silva
Member	Carlos Alberto de O. Roxo
Member	Eduardo de Oliveira Rodrigues Filho
Member	José Luciano Duarte Penido
Member	Rachel Oliveira Maia

Coordinator
Member

Activities
Analyzed issues related to sustainability, socio-environmental strategies, mineral research and new technologies, the climate change agenda and issues with social aspects;
Evaluated Vale's performance and monitored indicators in relation to sustainability aspects, and also monitored the Integrated Risk Map (monitoring Executive Committee on Sustainability and Reputation Risks);
Assessed and advised on policies within its competence, positioning and communication strategy and Vale reputation related to its performance in the areas of safety, human rights, environment, health, relationship (social dialogue) with communities and other stakeholders, institutional relationships (Government and with Priority Entities), recognition of local talent. In addition, it proposed guidelines and recommended the approval of the Integrated Report and accompanied the Journey to the DJSI (2021 results);
Assessed, within its competence, the proposals for donations, as well as the follow-up, jointly with the Board of Directors, of non-mandatory expenses related to the subjects of its attribution;
Continued the work in monitoring the reparation actions related to Mariana (Renova Foundation) and Brumadinho, ensuring the application of the guidelines established by the Extraordinary Independent Advisory Committee on Support and Reparation ("CIAE-AR") and demanding measures in the direction of the agility of the completion of all projects and compensation to those affected by the Mariana Disaster, in addition to having met five times with the Special Directorate for Reparation and Development;
Accompanied the following projects: Legacies, Mine Closure, Mineral Exploration Greenfield; By-products / Tailings Reuse, Dam Decharacterization;
Emphasizing the agenda "Vale Carbon Neutral Strategy" and the protection, restoration and contribution to neutrality (zero carbon) by 2050, the Committee delved into the topic of forestry investment strategy, holding specific sessions to address issues such as action in protected areas by Vale, 2030 forestry goal, possibilities and alternatives for carbon offsets;
Monitoring Vale's participation in COP-26;
In the same vein, the coordinator of the WWF's project to develop planted forests integrated into the landscape was received as an external guest, who gave a presentation on the partnership programs in this area that are being developed between this NGO and companies, including in Brazil;
In addition, the Committee had on its agenda literacy in Diversity, Equity and Inclusion (DE&I) and Ethical-Racial Literacy with presentations given by the Board and Committee member Rachel Maia, having as guests in the sessions the Executive Officers of People and Sustainability.

For 2022, the Committee should focus on the following topics:

i. The Full dedication to emergency level 3 dams, to reduce their risk level, respecting the data of the technical area of dam safety;
ii. Execute an exemplary mine closure that serves as an example not only for future processes in Brazil but also abroad;
iii. Advance in the Powershift Program, Ecoshipping and the transition of the energy matrix;
iv. Evolve in communication in relation to all advances with indigenous communities.

Board Assessment process

The Board of Directors recognizes that a robust and constructive assessment process is an essential component of good corporate governance and the Board's effectiveness.

The Board of Directors adopted the practice of carrying out an annual performance evaluation with support from the Committee for People, Compensation and Governance for the purposes of analyzing and making recommendations with regards to the assessment methodology used, seeking out opportunities for continuous improvement in governance. The directors actively participated throughout the entire process.

In 2021, due to the recent election of a new Board, a decision was made to not carry out the assessment for that year. This process is expected to be carried out throughout 2022. For more information on the regular process for assessing the Board of Directors, visit the Board of Directors Section in the Company's ESG Portal.

Analysis of financial statements for the fiscal year ended December 31st, 2021, and allocation of financial results

G

Item I
Item II

Analysis of financial statements for the fiscal year ended December 31st, 2021, and allocation of financial results

In items I and II, Vale seeks to approve its financial statements and reports for the 2021 fiscal year and the allocation of the respective financial results.

Management accounts are presented through the Management Report and the Financial Statements prepared by the Executive Board, which were approved by the Board of Directors on February 24th, 2022 and disclosed to the market on the same date through the Internet webpages www.cvm.gov.br, www.b3.com.br, and www.vale.com/investors. Legal publications were provided through the Valor Econômico newspaper and the Rio de Janeiro State Register on March 4, 2022.

The information contained in Vale's Report from Administration and Financial Statements is available at www.vale.com/investors. Other supporting documents, such as opinions from the Board of Directors and the Audit Committee and the management's comments pursuant to item 10 of the Reference Form can be found at www.vale.com/investors.

Highlights from the financial statement year ended December 31, 2021.

Fe 26

Iron Ore and Pellets

Sales volumes for iron ore fines and pellets totaled 309.8 Mt in 2021, 8.3% higher than 2020 and in line with 2021 production. Iron ore production was 5.1% higher than in 2020, mainly due to the resumption of operations at Serra Leste in the end of 2020, increased production of high silica in Brucutu and Fábrica, a better performance in the Itabira Complex and an increase in third parties' purchases. The production of pellets was 6.8% higher than in 2020, a result of the resumption of operations at the Vargem Grande pelletizing plant in early 2021.


Mt
+8%
286.1
309.8
2020
2021

Ni[28]

Nickel

Nickel sales volume totaled 181.8 kt in 2021, 0.7% lower than in 2020, mainly due to labor and supply interruptions in Sudbury that resulted in 70 days of operational stoppages and a 9% decrease in nickel production. Positive highlights from the year included improved performance at Onça Puma and at the Long Harbor refinery.


kt
-1%
183.1
181.8
2020
2021

Cu[29]

Copper

Copper sales volume totaled 284.5 kt in 2021, 17.8% lower than in 2020, mainly due to labor and supply interruptions in Sudbury that resulted in 70 days of operational stoppages that led to an 18% decrease in copper production, in addition to critical maintenance activities at Sossego and Salobo's operations.


kt
-18%
346.3
284.5
2020
2021

Net Revenue

R$ 293.5 billion in 2021, an increase of R$ 87.4 billion compared to 2020, reflecting better market conditions and higher realized prices for iron ore.


R$ billions
+42%
206.1
293.5
2020
2021

Adjusted EBITDA for continuing operations

R$168.1 billion in 2021, R$75.8 billion higher than the amount recorded in 2020, mainly as a result of higher prices for ferrous minerals and copper, which were partially offset by higher freight costs.


R$ billions
+82%
92.2
168.1
2020
2021

Net debt

R$ 1.9 billion in 2021, R$ 1.1 billion higher than in 2020. Net debt increased due to the use of cash mainly for the purposes of paying dividends, including two instalments of extraordinary dividends, as well as for buyback programs. Partially offset by strong cash generation on the year.


US$ billions
+138%
0.8
1.9
2020
2021

Expanded net debt

Expanded net debt rose to US$ 15.2 billion on December 31st, 2021, mainly due to an increase in provisions for dam decharacterization and the Renova Foundation.


US$ billions
+14%
13.3
15.2
2020
2021

Net Profit

R$ 121.2 billion in 2021, a positive variation of R$ 94.5 billion when compared to the R$ 26.7 billion recorded in 2020, mainly due to an increase in EBITDA and an increase in the net financial result.


US$ billions
+354%
26.7
121.2
2020
2021

For further information on this topic, please, see Vale's 2021 Performance Report.

Item III

H

Election of Members of the Board of Directors

H

Item III

Election of Members of the Board of Directors

Comments on the election of the Board of Directors

As mentioned in page 11, the Board of Directors, following the recommendation of the Nominating Committee, proposes the full maintenance of the current composition of the collegiate, for the purposes of the 2022 Annual General Meeting, considering the indications of the Company's shareholders expressed on the occasion of the 2021 Annual General Meeting, for the 2021-2023 term and, therefore, the current context of complementation of said ongoing term.

This proposal is also based on the consolidated result of the Directors self-assessment process, based on the Board of Directors' Critical Competencies Matrix, which was recently updated, demonstrating the presence of all competencies identified as critical considering the current collegiate, as detailed below.

Board of Directors' Critical Competencies Matrix and Board member assessment

The Board of Directors approved, on March 4, 2022, the update of the Board of Directors' Critical Competencies Matrix as per the following table, based on the recommendation of the Nominating Committee, with the objective of identifying the set of competencies essential to the Board, considering Vale's business scenario and strategic positioning. The main developments resulting from the update of the Board of Directors' Critical Competencies Matrix are highlighted below:

i. Consider not only relevant executive experiences as CEO, but also in board positions;

ii. Add experience in corporate communication to the concept of knowledge of institutional relations, government and regulators;

iii. Remove distinctive skill related to knowledge of Vale and its current and historical context, since this must be an essential and continuously deepened condition, including through onboarding programs, by all Board members, for their proper performance;

iv. Place greater emphasis on business innovation competence, especially focused on Vale's climate strategy;

v. Add knowledge in integrity processes and experience in engaging with communities and society to the ESG competence;

vi. Set competence focused on digital intelligence and new technologies with a value creation mindset; and

vii. Expand knowledge and experience in the steel industry, also covering metallurgy.

Competency Matrix of Vale's Board of Directors

Management experience

Significant executive experience as CEO and/or member of the Board

Prior successful experience as CEO and/or member os Boards of Directors for a significant period of time

Extensive knowledge of the current business environment in Asia

Significant experience and knowledge of the current business environment in Asia, preferably in Vale's area of expertise and especially in China

Extensive knowledge of institucional, government and regulatory relationships

Significant experience and knowledge of working with the Government and Regulators, as well as in corporate

Functional experience

Risk and Safety Management

Significant experience and knowledge of risk and safety management in organizations with a risk profile compatible with that of natural resources companies

Operations Management focused on the adoption of best global practices

Significant experience and knowledge of operational excellence, preferably in capital intensive industries

Cultural Transformation and Talent Management

Significant experience and knowledge related to cultural transformation in large organizations; experience in talent management, including compensation, and in aligning interests between management and company stakeholders

Business innovation

Significant experience and knowledge of innovation throughout Vale's value chain and in adjacent areas, supporting Vale's climate strategy

ESG

Significant experience and knowledge of the socio-environmental and governance areas, in integrity and compliance processes, preferably in the natural resources industry. Desirable experience on engagement with communities and society

Finance and Portfolio - value driven and accountability for performance

Significant experience and knowledge of the areas of corporate finance, capital allocation and asset portfolio management in large companies

Digital intelligence and New Technologies

Mindset for creating value through new technologies and digital intelligence

Comercial and Trading

Understanding of the competitive environment of current business and industry trends

Sector experience

Mining

Significant experience and knowledge of the mining industry, preferably the iron ore business

Steel and Metallurgy

Significant experience and knowledge of the steel and metallurgical industries and their value creation drivers

Global chain logistics

Significant experience and knowledge of managing and optimizing global supply chains

Based on the updated Competencies Matrix of the Board, the Nominating Committee requested from the current members of the Board a self-assessment in respect of each of the competencies reported in the said Matrix, indicating, among them, up to 4 in which they consider having sound knowledge and experience and up to 4 in which they consider having intermediate knowledge and experience. This methodology allowed the evaluation of current Directors[7] on a uniform basis and according to standardized indicators of critical competencies for Vale's Board of Directors.

The consolidated results of the self-assessment of the current Board members based on the Board's Competencies Matrix are presented below.

7 - Except for the effective and alternate Board members elected by the group of employees of the Company for the 2021-2023 term of office, who were not included in this self-assessment.

Key qualifications and experiences	José Luciano Penido	Fernando Buso	Daniel Stieler	Eduardo Rodrigues	Ken Yasuhara	Marcelo Gasparino	Mauro Rodrigues da Cunha	Murilo Passos	Manuel Oliveira (Ollie)	Rachel Maia	Roberto Castello Branco	Roger Downey
Management experience												
Experience as CEO and Board Member	✓✓	✓✓	✓✓	✓		✓✓	✓✓	✓✓	✓✓	✓✓	✓✓	✓✓
Knowledge of businesses in Asia	✓			✓	✓✓							✓✓
Intitucional relations	✓	✓	✓	✓		✓✓	✓	✓✓	✓		✓✓	
Functional experience												
Risk and safety management			✓	✓		✓	✓	✓	✓✓			✓
Operations management	✓					✓		✓✓	✓	✓		✓
Cultural transformation and talent management	✓	✓	✓✓				✓	✓✓		✓✓	✓✓	✓
Business innovation					✓✓						✓	
ESG	✓✓		✓			✓✓	✓✓	✓	✓✓	✓✓	✓	
Finance		✓✓	✓✓		✓	✓	✓✓	✓	✓✓		✓✓	
Digital inteligence and new technologies			✓		✓		✓			✓	✓	
Comercial and trading				✓✓	✓✓							✓✓
Sector experience												
Mining	✓✓			✓✓	✓✓	✓			✓		✓	✓✓
Steel and metallurgy	✓✓			✓✓	✓	✓✓						
Global chain logistics				✓✓	✓			✓	✓			✓

✓ Intermediate knowledge / experience ✓✓ Solid knowledge / experience

The Nominating Committee, verifying that the current Board has all critical competencies for Vale's Board of Directors, took into account the results of this self-assessment for the presentation of the list of nominees to the Board, which was approved by the Board of Directors on March 4, 2022.

Additional information regarding the assumptions for updating the Board's Competencies Matrix and the Board members' assessment process, including the proposal of nominees to the Board of Directors, is presented in the Nominating Committee Final Report, available at www.vale.com/investors.

Nominated Board Profile

The following pages include a skills and qualifications matrix highlighting the main areas of experience and competencies that the nominees bring to Vale.


12 members
8 Independent members
4 Non-independent members
11♂ 1♀ 3 Non-Brazilian members


Term
Average: 1.5 year
5
5
1
1
<1 year
1-2 years
3-5 years
>5 years


Age
Average: 63 years
8%
17%
58%
17%
<50
61-70
51-60
>70

Main skills and experience

Experience as CEO
11 of 12

Operational Management
6 of 12

Digital intelligence and new technologies
5 of 12

Knowledge of businesses in Asia
4 of 12

Cultural transformation and talent management
8 of 12

Commercial and trading
3 of 12

Institucional Relations
9 of 12

Business innovation
2 of 12

Mining
7 of 12

Global Chain Logistics
5 of 12

ESG
8 of 12

Steelmaking and metallurgy
4 of 12

Safety and Risk Management
7 of 12

Finance
8 of 12

Nominees Biographies



José Luciano Duarte Penido

Independent Member and Chairman of the Board of Directors of Vale S.A.

- Coordinator of the Nominating Committee
- Member of the People, Compensation and Governance Committee
- Member of the Sustainability Committee

Board of Directors in other listed companies:

- N/A

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Knowledge of business in Asia
- Institutional Relations
- Operations Management
- Cultural Transformation and Talent Management
- ESG
- Mining
- Steel and Metallurgy

Relevant Experience:

Mr. José Luciano Duarte Penido graduated in Mining Engineering from the Engineering School of the Federal University of Minas Gerais in 1970. He has 33 years of experience in Mining and Steel (iron ores and manganese), in mineral research activities, mining operations and ore processing, engineering and implementation of industrial mining and pelletizing projects, with more than 15 years of experience in the Planted Forest, Pulp and Paper Industry. He has extensive experience in corporate governance and senior management of companies in various sectors, acting as CEO and Chairman for the past 27 years. Long professional history in Sustainability and ESG, with a leading role in Brazil and internationally, in socio-environmental management of territories, engagement with stakeholders (communities and NGOs), mitigation and adaptation to climate change, especially related to Forests and Agriculture. At Vale S.A., is an Independent Member and Chairman of the Board of Directors (being a member of this body since May 2019), Coordinator of the Nominating Committee, Member of the People, Compensation and Governance Committee (since May 2021) and Member of the Sustainability Committee (since May 2021), having also held the positions of Coordinator of the Sustainability Committee (from May 2019 to April 2021) and Member of the Operational Excellence and Risk Committee (from May 2019 to April 2021). His main professional experiences in the last 5 years include: (i) Chairman of the Board of Directors of Fibria Celulose, a publicly-held company in the field of planted forests and pulp and paper production (between September 2009 and January 2019); (ii) Independent Member of the Board of Directors of Banco Santander Brasil, a publicly-held financial institution (from May 2017 to April 2019); (iii) Independent Member of the Board of Directors of Copersucar S.A., a private company in sugar and ethanol's logistics and marketing sector (from 2013 to June 2021); (iv) Independent Member of the Board of Directors of Química Amparo Ypê, a private company in the sector of household cleaning products (from 2013 to December 2019); and (v) Independent Member of the Board of Directors and People Committee of the Algar S.A Group, a family holding company with businesses in telecommunications, agriculture, hotels and entertainment (since 2015), having also acted as Member of the Audit and Risk Committee of the same group (from 2015 to October 2021).



Fernando Jorge Buso Gomes

Vice-Chairman of the Board of Directors of Vale S.A.

- Coordinator of the Financial Committee
- Member of the People, Compensation and Governance Committee

Board of Directors in other listed companies:

- Member of the Board of Directors of Bradespar S.A.

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Cultural Transformation and Talent Management
- Finance

Relevant Experience:

Mr. Fernando Jorge Buso Gomes graduated as a Bachelor of Economics from the Bennett Integrated Colleges in 1979. He has more than 40 years of experience in planning complex financial strategies, merging and acquiring companies, capital markets, relationships with shareholders and stakeholders, team training and management, performance of Boards of Directors and business strategy in Brazilian and international companies. At Vale S.A., he was re-elected as Vice-Chairman of the Board of Directors (had held this position since January 2017 and had been a member of this board since April 2015). He is Coordinator of the Financial Committee (since November 2021, being already a member of the committee since April 2015 and had occupied its coordination between December 2019 and April 2021) and Member of the People, Compensation and Governance Committee (since May 2021, where he also held the position of Coordinator from May 2019 to April 2021). He was Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017), member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and Member and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experiences in the last 5 years include: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), where he also held the position of Director (from April 2015 to August 2017) and Member of the Board of Directors in the same company (from April 2015 to August 2017); (ii) Chief Executive Officer of Bradespar S.A. (since April 2015), also holding the positions of Investor Relations Officer (since April 2015) and Member of the Board of Directors (since April 2018), besides having acted as Vice-Chairman of the Board (between April 2018 and October 2019 and between October 2019 and April 2020); (iii) Member of the Board of Directors of 2B Capital S.A., a private equity manager controlled by Banco Bradesco (from November 2014 to December 2018), where he also held the positions of Chief Executive Officer (from March 2015 to June 2016) and Director (from June 2016 to December 2018); (iv) Chief Executive Officer of Antares Holdings Ltda., a holding company of non-financial institutions (from April 2015 to April 2017); (v) Chief Executive Officer of Brumado Holdings Ltda (from April 2015 to April 2017); and (vi) Director of Millennium Security Holdings Corp (since October 2015), a holding company wholly owned, indirectly, by Banco Bradesco, incorporated in early 2003, to be used as a vehicle in the acquisition of shares issued by Valepar, sold by Sweet River in 2003.



Daniel André Stieler

Member of the Board of Directors of Vale S.A.

- Member of the Financial Committee
- Member of the Nominating Committee

Board of Directors in other listed companies:

- N/A

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Risk and Safety Management
- Cultural Transformation and Talent Management
- ESG
- Finance
- Digital Intelligence and New Technologies

Relevant Experience:

Mr. Daniel André Stieler graduated in Accounting Sciences from the Federal University of Santa Maria – UFSM in 1989, completed a postgraduate degree in Financial Administration from the Getúlio Vargas Foundation – FGV in 1998, an MBA in Audit from the Getúlio Vargas Foundation – FGV in 2000, and an MBA in Accounting from the Institute of Accounting, Actuarial and Financial Research Foundation - FIPECAFI in 2003. He is Member of the Board of Directors of Vale S.A. (since November 2021), where he also holds the position of Member of the Financial Committee (since November 2021) and the Nominating Committee. His main professional experiences in the last 5 years include: (i) President of the Banco do Brasil Employee Pension Fund - PREVI (since June 2021); (ii) Superintendent Director (from January to June 2021) of the Economus Instituto de Seguridade Social, a supplementary pension entity, where he also served as Chairman of the Deliberative Council (from July 2020 to January 2021) and as Member of the Fiscal Council (from June 2016 to July 2020); (iii) Member of the Board of Directors of Alelo S.A., a Brazilian solutions and services company (since April 2020); (iv) Member of the Board of Directors of Livelo S.A., a company in the benefits, corporate expense management and incentives sector (from April 2020 to October 2021); (v) Statutory Controllership Officer of Banco do Brasil S.A., commercial bank (from July 2019 to January 2021); (vi) Member of the Advisory and Finance Board of Banco Votorantim S.A. (from October 2016 to October 2019); (vii) Member of the Accounting Affairs Committee of the Financial Institutions of the Brazilian Federation of Banks - FEBRABAN (from 2009 to 2019); (viii) Executive Manager of the Accounting Disclosure Management of the Banco do Brasil S.A. Conglomerate at the Accounting Board (from March 2009 to June 2019); (ix) Member of the Deliberative Council of the Corporate University of Complementary Pension – UniAbraap, supplementary pension (from February 2021 to June 2021); and (x) Member of the Deliberative Council of the Brazilian Association of Closed Entities of Complementary Pension – ABRAPP (since July 2021).



Member of the Board of Directors of Vale S.A.	• Member of the Sustainability Committee • Member of the Operational Excellence and Risk Committee
Board of Directors in other listed companies:	• N/A

Eduardo de Oliveira Rodrigues Filho

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Knowledge of business in Asia
- Institutional Relations
- Risk and Safety Management
- Commercial and Trading
- Mining
- Steel and Metallurgy
- Global Chain Logistics

Relevant Experience:

Mr. Eduardo de Oliveira Rodrigues Filho graduated in Civil Engineering from Pontifícia Universidade Católica – PUC RJ in 1978, and holds a postgraduate degree in Transporting Planning from the University of Westminster, completed in 2000. Executive with more than 33 years of experience in Mining, with national and international experience in strategy, negotiation and logistics, mainly in the area of iron ore and nickel. He also has the ability to manage conflicts, finances, institutional relations and communication. He is Member of the Board of Directors of Vale S.A. (since May 2019), where he also holds the positions of Member of the Operational Excellence and Risk Committee (since May 2021) and Member of the Sustainability Committee (since May 2021), having also held the position of Coordinator of the Operational Excellence and Risk Committee (from May 2019 to April 2021), Member of the Governance and Sustainability Committee (from April 2015 to October 2017), Alternate Member of the Board of Directors (from 2008 to 2018), Member of the Financial Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to 2019). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Valepar S.A., being an Alternate Member from June 2011 to 2014 and an Effective Member from May 2014 to August 2017; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial, a consulting company (since March 2008).



Ken Yasuhara

Member of the Board of Directors of Vale S.A.

- Member of the Innovation Committee

Board of Directors in other listed companies:

- N/A

Habilities, Knowledges and Experience:

- Knowledge of business in Asia
- Business Innovation
- Finance
- Digital Intelligence and New Technologies
- Commercial and Trading
- Mining
- Steel and Metallurgy
- Global Chain Logistics

Relevant Experience:

Mr. Ken Yasuhara graduated in Policy Management from Keio University in Japan in 2001. Executive with more than 20 years of experience in the Mining sector, developed in two of the largest multinational conglomerates in Japan: Sumitomo and Mitsui. He has strong experience in the areas of mining operations and investments, as well as knowledge in global commodity trading (iron ore, ferroalloy, etc.), finance and accounting. At Vale S.A., he is a Member of the Board of Directors (since May 2021) and Member of the Innovation Committee (since May 2021), and has also held the position of Member of the Financial Committee (from June 2020 to April 2021) and Alternate Member of the Board of Directors (between December 2019 and April 2021). His main professional experiences over the past 5 years include: (i) Director, General Manager of Mitsui & Co. 's Mineral Resources and Metals Unit. (Brazil) S.A. (since October 2019) where he has also held the position of Director, Deputy General Manager of the Mineral Resources and Metals Unit, Brazil (between 2018 and 2019); and (ii) Alternate Member of the Board of Directors, Member of the Finance Committee and the Technical Committee of Alumina do Norte do Brasil, a mining company in Brazil (between June 2018 and September 2019).



Manuel Oliveira (Ollie)

Independent Member of the Board of Directors of Vale S.A.

- Coordinator of the Audit Committee
- Member of the People, Compensation and Governance Committee

Board of Directors in other listed companies:

- N/A

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Risk and Safety Management
- Operations Management
- ESG
- Finance
- Mining
- Global Chain Logistics

Relevant Experience:

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973, and specialized in Accounting Theory in 1975 from the University of Natal-Durban, South Africa. He also has specializations in chartered accountant and chartered management accountant by the Institute of Chartered Accountants of South Africa and the Institute of Chartered Management Accountants of the United Kingdom, respectively. Executive with more than 35 years of experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. Recognized independent advisor, having acted in several international councils in the industrial area. He has experience in institutional relations, finance and mining. He is an Independent Member of Vale's Board of Directors, Coordinator of the Audit Committee and Member of the People, Compensation and Governance Committee, having been elected in May 2021 and held the position as of August 2021. His main professional experiences in the last 5 years include: (i) Senior Independent Director of Antofagasta PLC, a publicly-held company in the natural resources and mining industry (from October 2011 to July 2021); (ii) Senior Independent Director of Polymetal International PLC, a publicly-held company in the gold and silver mining industry, where he also acted as Head of the People Committee and Member of the Audit and Nominating Committees (from April 2018 to March 2022) and (iii) Non-Executive Independent Director at Blackrock World Mining Investment Trust PLC, a British mining investment company (from February 2020 to July 2021).



Marcelo Gasparino da Silva

Independent Member of the Board of Directors of Vale S.A.

- Coordinator of the Sustainability Committee
- Member of the Operational Excellence and Risk Committee

Board of Directors in other listed companies:

- Chairman of the Board of Directors of Eternit S.A.
- Member of the Board of Directors of CEMIG – Companhia de Energia de Minas Gerais
- Member of the Board of Directors of Petrobras

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Risk and Safety Management
- Operations Management
- ESG
- Finance
- Mining
- Steel and Metallurgy

Relevant Experience:

Mr. Marcelo Gasparino da Silva graduated in Law from the Federal University of Santa Catarina in 1995 and graduated in Business Tax Administration from the ESAG Foundation in 2000. At Vale S.A., is an Independent Member of the Board of Directors (since April 2020), Member of the Operational Excellence and Risk Committee (since May 2021) and Coordinator of the Sustainability Committee (since May 2021), where he also held the positions of Member of the Sustainability Committee (between June 2020 and April 2021), independent alternate member of the Board of Directors (between May 2019 and April 2020) and alternate member of the Board of Directors (between August 2016 and April 2017). He has executive training in mergers and acquisitions at London Business School, and at the CEO FGV (IBE/FGV/IDE). He is Professor at the ENA Foundation – Government School for the certification of administrators of state-owned companies and mixed-capital companies. He is Board Member Certified by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010. Mr. Marcelo Gasparino da Silva declared to be a politically exposed person due to the exercise of the positions of (i) Eletrobras Board Member (from April 2016 to April 2017); (ii) Member of CEMIG's Board of Directors (since 2016); (iii) Member of CELESC's Board of Directors (from April 2018 to April 2019); (iv) Member of Petrobras' Fiscal Council (from May 2019 to April 2021 and from April 2017 to April 2018); and (v) Member of Petrobras' Board of Directors (from April 2021 to May 2021, and since August 2021); (v) He is also Chairman of the Board of Directors (since April 2017) of Eternit S.A., a leading publicly-held company in the coverage segment and other segments in construction solutions.



Mauro Rodrigues da Cunha

Independent Member of the Board of Directors of Vale S.A.

- Coordinator of the People, Compensation and Governance Committee
- Member of the Audit Committee

Board of Directors in other listed companies:

- Member of the Board of Directors of brMalls and Chairman of the Audit and Risk Committee
- Member of the Board of Directors of Totvs and Member of the Audit Committee and the People and Compensation Committee
- Effective member of Klabin's Board of Directors

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Risk and Safety Management
- Cultural Transformation and Talent Management
- ESG
- Finance
- Digital Intelligence and New Technologies

Relevant Experience:

Mr. Mauro Rodrigues da Cunha graduated in Economics from the Pontifícia Universidade Católica of Rio de Janeiro in 1992, with an MBA from the University of Chicago in 1998. He has more than 27 years of experience in capital markets and corporate governance. He acted from 2012 to 2019 as President of AMEC - Association of Investors in the Capital Market. Before that, he worked at several asset managers, including Opus, Mauá, Bradesco Templeton, Investidor Profissional, Banco Pactual and Morgan Stanley Asset Management, among others. He was also Chairman of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance for two years, and director of the institution for seven years. Since 1999, he has participated in Boards of Directors and Fiscal Committees of Brazilian companies, always as an independent member. In 2013 he became the first independent member effectively elected by minority shareholders at Petrobras. Between 2019 and 2020 he acted as Chairman of the Board of Directors of Caixa Econômica Federal. He has also held position on the board of companies such as Eletrobras, Usiminas, CESP, Mahle Metal Leve, among others. Currently, he holds positions as Member of the Board of Directors of Vale, Klabin, brMalls and Totvs. Mr. Mauro is a consultant and professor of corporate governance, in addition to having the CFA (since 1997), CGI (IBGC), CGA (Anbima) and CNPI (Apimec) designations.



Independent Member of the Board of Directors of Vale S.A.

- Member of the Audit Comittee
- Member of the Financial Committee
- Member of the Nominating Committee

Board of Directors in other listed companies:

- Chairman of the Board of Directors of Tegma Gestão e Logística S.A.
- Chairman of the Board of Directors of São Martinho S.A.
- Member of the Board of Directors of Odontoprev S.A.

Murilo Cesar Lemos dos Santos Passos

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Risk and Safety Management
- Operations Management
- Cultural Transformation and Talent Management
- ESG
- Finance
- Global Chain Logistics

Relevant Experience:

Mr. Murilo Cesar Lemos dos Santos Passos graduated in Chemical Engineering from the Federal University of Rio de Janeiro in 1971. Executive with more than 40 years of experience in the Mining, Pulp, Energy and Logistics industries, with notorious experience as CEO and as an advisor, leading some of the main Brazilian companies. He began his professional career in positions in the Ministry of Industry and Commerce, in the Council of Industrial Development of Minister's Advisor, still in the 70s. He also worked at Companhia Vale do Rio Doce as Director of the Wood, Pulp and Environment Area, and held positions as Superintendent, Manager of the Studies and Projects Department, Advisory Manager (Vice Presidency and Board), from 1977 to 1989 and, subsequently, as Director of the Forest Products, Environment and Metallurgy Area, from 1990 to 1993. During this period in which he acted as Director of Vale, he was Member of the Board of Directors of the companies Florestas Rio Doce S.A.; Alunorte – Alumina do Norte do Brasil S.A.; Aluvale – Vale do Rio Doce Alumínio S.A.; Itabira Internacional Co. Ltd; Bahia Sul Celulose S.A.; Mineração Rio do Norte S.A.; Rio Capim Química S.A.; Usiminas S.A. and Companhia Siderúrgica de Tubarão; as well as Member of the Advisory Board of the Companies Celulose Nipo-Brasileira S.A. – Cenibra e Cenibra Florestal S.A.; Albrás – Alumínio Brasileiro S.A.; Companhia Docas do Espírito Santo S.A. – Codesa e Rio Doce Geologia S.A. – Docegeo e Portocel – Terminal de Exportação de Porto do Riacho S.A. At Celulose Nipo-Brasileira S.A. - Cenibra e Florestas do Rio Doce S.A. held the position of Chief Executive Officer during the period from 1989 to 1990. He was Superintendent Director of Bahia Sul Celulose S.A. from 1993 to 2001 and later of Suzano Papel e Celulose S.A., until 2006. From 2010 to 2017, he held the Chairmanship of the Board of Directors of CPFL Energia and was a Director of CCR in 2016 and Chairman of this Board in 2017. He was also, from 2019 to 2021, Member of the Board of Directors and Coordinator of the Audit Committee of Suzano Holding SA. In the third Sector, he is Member of the Board of Remarks of the National Quality Foundation (FNQ).



Rachel de Oliveira Maia

Independent Member of the Board of Directors of Vale S.A.

- Member of the Sustainability Committee

Board of Directors in other listed companies:

- Independent Director of Banco do Brasil S.A.
- Independent Director of CVC Corp.
- Independent Counselor of the Soma Group

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Operations Management
- Cultural Transformation and Talent Management
- ESG
- Digital Intelligence and New Technologies

Relevant Experience:

Mrs. Rachel de Oliveira Maia graduated in Accounting Sciences from the FMU University Center in 1997, underwent general management training at the University of Victoria Canada in 2001, and completed the Negotiation and Leadership course at the Executive Education Program at Harvard Business Scholl in 2014. She has also an MBA from Fundação Getúlio Vargas (FGV) completed in 2018. She is an Independent Member of Vale's Board of Directors (since May 2021), where she also holds the position of Member of the Sustainability Committee (since May 2021). Her main professional experiences include: (i) Founder and CEO of RM Consulting, focusing on Sustainability and Leadership (since April 2018); (ii) CEO of Lacoste S.A. (Brazil), a luxury clothing company (between November 2018 and October 2020); (iii) CEO of Pandora Brasil, jewelry sector (between April 2010 and May 2018); (iv) CFO of Tiffany & Co. Brazil, jewelry sector (between July 2002 and October 2009); (v) Senior Business Controller at Novartis Pharmacy, pharmaceutical sector (between March 1998 and April 2001); (vi) Senior Financial Controller at 7-Eleven, convenience store segment (between 1991 and 1998); (vii) Member of the General Council of the Danish Consulate (from April 2014 to November 2020); (viii) Member of the Danish Chamber of Commerce (from April 2014 to November 2020); (ix) Member of the Committee of the President of the American Chamber of Commerce (from April 2016 to October 2019); (x) Member of the Institute for Retail Development (from 2016 to 2018); (xi) Member of the Brazilian Women's Group (since 2020); and (xii) Member of the Economic and Social Committee of the Development Council (since 2018). She volunteered for 8 years for needy families in many of the most challenging regions of Brazil and in the Vicentine Society (from 1991 to 1999). Mrs. Rachel founded in January 2018 a non-profit organization, INSTITUTO CAPACITA-ME, which trains over 18 years of age in situations of socioeconomic vulnerability, fostering the education and employability of these students and professionals in the most diverse communities of São Paulo.



Independent Member of the Board of Directors of Vale S.A.

- Coordinator of the Innovation Committee
- Member of the Financial Committee
- Member of the Nominating Committee

Board of Directors in other listed companies:

- Vice-Chairman of the Board of Directors of Omega Energia S.A.

Roberto da Cunha Castello Branco

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Institutional Relations
- Cultural Transformation and Talent Management
- Business Innovation
- ESG
- Finance
- Digital Intelligence and New Technologies
- Mining

Relevant Experience:

Mr. Roberto da Cunha Castello Branco graduated in Economics from the Faculty of Economics and Finance of Rio de Janeiro in 1971, holds a Master's Degree in Economics from the Graduate School of Economics (EPGE) of Fundação Getulio Vargas (FGV) completed in 1974, a PhD in Economics from the Graduate School of Economics (EPGE) of Fundação Getulio Vargas (FGV) completed in 1977, and Post Doctoral Fellow from the University of Chicago, completed in 1979. He also has executive training at the Sloan School of Management (MIT), International Institute for Management Development (IMD) and Chicago Booth School of Business, completed in 2004, 2007 and 2012, respectively. At Vale S.A. is an Independent Member of the Board of Directors (since May 2021), Member of the Financial Committee (since May 2021) and Coordinator of the Innovation Committee (since May 2021), having already held the position of Director at the company (between 2003 and 2014). His main professional experiences in the last 5 years include: (i) Vice-Chairman of the Board of Directors of Omega Energia S.A. (since December 2021), a publicly-held renewable energy generation company; (ii) President and Member of the Board of Directors of Petrobras, a publicly-held company in the oil and natural gas exploration and production sector (from May 2015 to April 2016 and from January 2019 to April 2021); (iii) Director of the Center for Studies in Growth and Economic Development of Fundação Getúlio Vargas (from August 2014 to December 2018); (iv) Member of the Board of Directors of Invepar S.A., a private manager of urban mobility and transport infrastructure (from May 2017 to December 2018); (v) Member of the Board of Directors of GRU Airport, an airport administrator (between May and December 2018); and (vi) Member of the CEO Steering Committee of the Oil and Gas Climate Initiative (OGCI) and the US Brazil CEO Forum (from January 2019 to April 2021). Mr. Roberto is an Affiliate Professor at the Graduate School of Economics at FGV.



Independent Member of the Board of Directors of Vale S.A.

- Coordinator of the Operational Excellence and Risk Committee
- Member of the Innovation Committee

Board of Directors in other listed companies:

- Member of the Board of Directors of Tupy S.A. (*)
- Member of the Board of Directors Fertimar Mineração e Navegação S.A. - PrimaSea

Roger Allan Downey

Independent Member

Habilities, Knowledges and Experience:

- Experience as CEO and Board Member
- Knowledge of business in Asia
- Risk and Safety Management
- Operations Management
- Cultural Transformation and Talent Management
- Commercial and Trading
- Mining
- Global Chain Logistics

Relevant Experience:

Mr. Roger Allan Downey graduated in Business Administration from Australian National Business School in 2003 and earned a Master's degree in Business Administration from the University of Western Australia in April 2003. Executive with more than 35 years of experience, in leadership positions in the Mining, Fertilizer and Financial industries, in Brazil and abroad, with notorious experience in investor relations, mergers and acquisitions, marketing and sales. At Vale S.A., he is an Independent Member of the Board of Directors (since December 2019), Coordinator of the Operational Excellence and Risk Committee (since May 2021) and Member of the Innovation Committee (since May 2021), where he has also held the positions of (i) Member of the Operational Excellence and Risk Committee (from January 2020 to April 2021); (ii) Executive Director responsible for the Fertilizers and Coal business areas and corporate strategy (between May 2012 and June 2017) and (iii) Strategic Marketing Manager of the Ferrous Commercial area (between October 2002 and August 2005). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Tupy S.A., a publicly traded company that operates in the metallurgy industry (since April 2021); (ii) Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação S.A., a company in Brazil in the field of fertilizers and animal nutrition, (between 2019 and 2020), where he also holds the position of Member of the Board of Directors (since October 2018); and (iii) Chief Executive Officer of Vale Fertilizantes S.A. (between June 2012 and June 2017), a company that at the time was part of the economic group of Vale, in the fertilizer sector.

(*) Roger Downey resigned to the Board of Directors of Tupy S.A. on 03.08.2022, with effect from 04.28.2022.

Election of the Chairman and Vice-chairman of the Board of Directors

Election of the Chairman and Vice-chairman of the Board of Directors

As provided for in Vale's Bylaws, the Chairman and the Vice-Chairman of the Board of Directors shall be equally elected by the next Annual General Meeting, being recommended the full maintenance of the current composition of the Board, including the Chairman of the Board of Directors, who is an independent director, and the Vice-Chairman of the Board of Directors.

Therefore, for the purposes of the Meeting to be held on April 29, 2022, the election of Mr. José Luciano Duarte Penido, as Chairman of the Board of Directors, and of Mr. Fernando Jorge Buso Gomes, as Vice-Chairman of the Board of Directors is proposed.

Item VI

Election of the members of the Fiscal Council

Item VI

J

Election of the members of the Fiscal Council

At Vale, the Fiscal Council is a permanent body made up of 3 to 5 full members and their respective alternates, who will remain in their positions until the first Annual General Meeting held after their election. The election of the members of the Fiscal Council will comply with the provisions set forth under existing legislation and Vale's Bylaws.

The Fiscal Council met **16 times during the 2021** fiscal year, with an overall **attendance rate of 99%.**

During the 2021 fiscal year, the Fiscal Council was mainly responsible for examining financial statements, quarterly balance sheets, and other documents relevant to its scope of activities submitted for deliberation at the General Shareholder's Meeting, including those related to the distribution of dividends, plans for capital investment and current investments up to 2026, as well as corporate transactions. Additionally, the Fiscal Council assessed the Company's main financial and accounting controls and supervised the work carried out by its external auditors.

The Fiscal Council also monitored reports from the Audit and Compliance Department, including the whistleblower channel corporate integrity and internal auditing, internal control processes, Vale's Integrated Risk Map and actions taken to implement control mechanisms, among other activities included within its scope of activities in accordance with regimental attributes and attributions under the Company's Bylaws.

Nominations to the Fiscal Council

Up to the date of publication of this material, Vale received three nominations from shareholders to the Fiscal Council, besides the indication of the Federal Government, holder of the special class preference (golden shares). The shareholders will determine the number of positions, following the law, at the Shareholders Meeting itself, as such a decision is not up to the management.

The Company informs that it has received communications from shareholders with the nomination of candidates for the election of the Fiscal Council, as shown below.

Nominee	Alternate	Date of Nomination	Nominated by the shareholder
Sr. Marcelo Amaral Moraes	Sr. Marcus Vinicius Dias Severini	09/03/2022	Bradespar S.A.
Sr. Gueitiro Matsuo Genso	-	09/03/2022	Mitsui & Co, Ltda.
Sr. Márcio de Souza	-	09/03/2022	Previ*

* Caixa de Previdência dos Funcionários do Banco do Brasil

Any nomination of candidates for members of the Fiscal Council by Shareholder(s) holding common shares must comply with the legal provisions, including those contained in the Corporate Law, ICVM 481 and the Circular Letter.

In addition to the above-mentioned nominations, the Company received, on 02/21/2022, by the sole holder of preferred shares issued by Vale, the nomination of Mr. Esteves Pedro Colnago Júnior and Adriano Pereira de Paula, to the positions of effective and alternate members of the Fiscal Council, respectively. We remind you that, under Vale's Bylaws, the holder of Golden Shares has the right to elect and remove a member of the Fiscal Council and the respective alternate, in a separate voting process.

Item VII

K

Establishment of the global annual compensation of administrators and the Fiscal Council members for 2022

K

Item VII

Establishment of the global annual compensation of administrators and the Fiscal Council members for 2022

Comments by the Board of Directors on the proposal

As a global company, Vale knows that attracting the best professionals, retaining talent, motivating and engaging leaders in strategic positions, especially Statutory members of the Executive Board, members of the Board of Directors, Advisory Committees and the Fiscal Council, is a critical challenge for the company's success at all times. Therefore, the market is always a reference within a global perspective, as well as the vision of aligning the organization's long-term success with the management's compensation policies and practices. Vale considers the compensation policies and practices adopted by the main mining companies and other large global companies in similar industries and sectors, among other elements, such as its long-term strategy.

The annual compensation proposal is prepared based on these market principles, also taking the responsibilities of each member, their skills and the value of their services into account. The Company also considers market practices, their alignment with short- and long-term strategies, shareholder returns and the sustainability of its businesses.

Compensation proposals and policies are prepared with the support from the People, Compensation and Governance Committee ("CPRG"), which is composed of five members, four of whom are members of the Board of Directors, and one is an external specialist.

The CPRG supports the Board of Directors with the governance of the Company's compensation programs and their constant evolution, always valuing the shareholders' contribution. Once the total compensation has been approved by the Annual General Meeting, it is the responsibility of the Board of Directors, with the support of the CPRG, to distribute it among the Statutory members of the Executive Board and the members of the Board of Directors and of the Advisory Committees to the Board.

Compensation elements for the Board of Directors, Committees and Fiscal Council

1 Board of Directors

Effective members receive a monthly fixed portion of the compensation, while the only alternate member receives the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the member elected by the employees.

2 Advisory Committees to the Board of Directors

The compensation exclusively considers the payment of a monthly installment (fees) within the scope of responsibility assigned to each of the Company's Committee.

3 Fiscal Council

Fees of regular members are equivalent to 10% of the average fixed compensation attributed to statutory executive officers.

There is no short-term or long-term variable compensation.

Board of Directors' compensation

Fixed Compensation

Base fee	Direct and Indirect Benefits	Participation on Committees
Fixed monthly fee to compensate each member of the Board within the scope of the responsibility attributed to the Board of Directors. The only alternate member will be compensated per meeting that he attends while replacing the effective member, in the amount of 50% of the compensation attributed to such effective member, provided that such compensation shall not exceed that attributed to the effective member.	Board members are not entitled to direct and indirect benefits, except for the life insurance and, exclusively in the case of the Chairman of the Board of Directors, allowance in 2022 for rent an apartment in the city where the Company's headquarters are located, to be used for your stay, as necessary, to fulfill your duties.	Regular Board members who are also Committee members receive an additional monthly compensation for their participation.

Fiscal Council's compensation

Fixed Compensation	
Base fee	**Direct and Indirect Benefits**
Fixed monthly fee aimed at compensating each member within the scope of the responsibility attributed to the Fiscal Council. It corresponds to 10% of the average compensation attributed to the Company's statutory executive officers. The regular member is not remunerated in the event of vacancy, impediment or absence, and the respective alternate member is remunerated for the activities effectively carried out.	Members are not entitled to direct and indirect benefits.

Extraordinary Committees' compensation

Fixed Remuneration	
Base fee	**Disclaimer**
Fixed monthly fee aimed at compensating each member within the scope of the responsibility attributed to each Committee. The monthly amount varied with the time worked in each month. The compensation of the Committees' members was defined by the Board of Directors and concluded together with the works.	**In 2020, the Independent Extraordinary Advisory Committees ("CIAE") for Investigation and for Support and Reparation submitted reports and were discontinued. In 2021, the CIAE for Dam Safety also presented a report and was discontinued. However, they are mentioned here for the remuneration received in 2020 and 2021, as applicable, for comparative purposes with the 2022 compensation proposal.**

Statutory Executive Board's compensation

The main elements of compensation include fixed compensation, short-term variable compensation (Annual Bonus), and share-based variable compensation (long-term incentives - Matching and VSP).

Fixed Compensation	Short-term variable compensation (annual bonus)	Share-based variable compensation (long-term incentives)
Attract and retain executives with experience and qualifications consistent with the scope and responsibilities for each position.	**Recognize the executives' participation in the year's results, encouraging them to overcome challenges, achieve sustainable results and effectively manage risks.**	**Promote executive retention and long-term commitment, with sustainable value creation.**

The Company also offers private pension, benefits aligned with the local market and spot payments, capable of acting as extraordinary mechanisms of attraction, retention and/or incentives for initiatives or deliveries relevant to the Company, when applicable, such as bonuses for hiring new executives.

Fixed Compensation

Base fee	Direct and Indirect Benefits
Fixed monthly fee, a component not tied to performance.	Benefit package compatible with market practices, which includes meal vouchers, medical and dental care, hospital care, supplementary pension, life insurance and the use of a Vale-owned car with driver service.

Short-term variable compensation

The annual bonus is based on performance on the annual strategic challenges and budget, approved by the Board of Directors. Its main objectives are: (i) to encourage the delivery of strategic priorities, (ii) to ensure the Company's competitiveness, (iii) to focus on social and environmental issues, supporting Vale's ambition to be a leader in sustainable mining and (iv) to recognize the executive's role in Vale's performance. The annual goals, both collective and specific, define the expectation of performance in economic and financial bases, safety, risk, sustainability, VPS and strategic themes. The complete 2021 and 2022 bonus panel is available in the respective items of this manual.

The calculation of the annual bonus payment for executives considers the elements below:

Annual bonus		Target		Goal Panel		Vale Multiplier		Performance Behavioral Factor (FDC)
in multiple of fixed fees	=	number of fixed fees	X	0 to 1.5	X	maximum of 1,3333	X	0.3 to 1.2

Goal Panel result x Vale result must be equal or less than 2

Long-term variable compensation

Long-Term Incentive – Vale Shares Plan (VSP)

About VSP:

Program in the Performance Shares modality that encourages management performance in long-term sustainable value creation, in line with the shareholders' vision, and the retention of executives.

Example of calculating the number of shares for each participant:

(i) The executive's fee at the end of the year prior to the start of the cycle;
(ii) The reference value for the program, according to the participant's level and location; and
(iii) The historical price of shares issued by Vale over the course of the last 60 trading sessions of the year prior to the beginning of the cycle, weighted by the volume of shares traded.

Start of the VSP cycle →

i **R$ 100,000.00** Fee on Dec-31, previous year (hypothetical) x ii **9.00** Reference value for VP in Brazil / iii **R$ 75.00** VALE3 weighted price for 60 trading days, previous year = Nº of shares **12,000.00** Number of shares (gross)

The above chart introduces the calculation of the number of gross shares. It is important to hightlight that the concession to the participant is made in terms of the number of net shares (considering the income tax rate of the participant's location in the concession). At the time of awarding, by the end of the cycle, a gross-up is made based on the location where the participant is located.

Historical summary

- **Cycle started in 2018**: gradual payment over a four-year cycle (0%/ 20%/ 30%/ 50%); in cash, tied to the value of the shares; conditioned to the performance factor, composed of 100% TSR.
- **Cycle started in 2019**: full payment after three years of cycle; in cash, tied to the value of the shares; conditioned to the performance factor, composed of 100% TSR.
- **Cycle started in 2020**: full payment after three years of cycle; in cash, tied to the value of the shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG.
- **Cycle started in 2021**: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG; provides for additional payment (virtual dividends) at the end of the cycle.
- **Cycle started in 2022**: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 75% TSR and 25% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

The evolutions and improvements strengthen the ownership feeling and the executive engagement, in addition to aligning their actions with the shareholders' interests.

		2018	2019	2020	2021	2022
Cycle length		4 years	3 years	3 years	3 years	3 years
Awarding	how	cash	cash	cash	shares	shares
	when	gradual (0/20/30/50%)	full (100%)	full (100%)	full (100%)	full (100%)
Virtual dividends		no	no	no	yes	yes
Performance metric		Relative TSR	Relative TSR	Relative TSR 80% ESG 20%	Relative TSR 80% ESG 20%	Relative TSR 75% ESG 25%

Below, the history of results in the last VSP awards:

Awards results history

			Year of the award (month of January)			
			2019	2020	2021	2022
Price VALE3 **Average of the last 60 trading sessions of the year prior to payment**			**54.28**	**49.73**	**71.72**	**73.27**
TSR Metric	Ranking position	2019 Cycle	n/a	n/a	n/a	8th place
		2018 Cycle	n/a	7th place	5th place	8th place
		2017 Cycle	2nd place	3rd place	3rd place	n/a
		2016 Cycle	4th place	4th place	n/a	n/a
		2015 Cycle	1st place	n/a	n/a	n/a
	Performance Factor	2019 Cycle	n/a	n/a	n/a	0%
		2018 Cycle	n/a	40%	70%	25%
		2017 Cycle	125%	100%	100%	n/a
		2016 Cycle	85%	85%	n/a	n/a
		2015 Cycle	150%	n/a	n/a	n/a

!

Cycles ended in 2021: Cycles started in 2018 and 2019 ended in December 2021, with payment expected to 2022. More information about the 2019 cycle is provided below.

- **Performance Metric - Relative Total Shareholder Return (TSR):** The TSR metric measures the return that an investment provides to the investor/shareholder and considers the stock price fluctuation and dividend distribution, based on a period.

$$TSR = \frac{\text{Final Price} - \text{Initial Price} + \text{Dividends}}{\text{Initial Price}}$$

Final Price: price on the last day of the period
Initial Price: price on the first day if the period
Dividends: dividends or IOC distributed in the period

A relative TSR is used, by comparing Vale's TSR to the TSRs of large mining peers and similar companies. The TSRs are calculated on an accumulated basis, considering the cycle length, and arranged in order of value, thus forming a ranking of companies. If Vale takes 1st place in the ranking (P100 percentile), the compensation amount increases by 50%; if Vale is in first quartile (P25) or below, there is no award; and for intermediate positions, the award is fixed according to performance and varies between 10% and 150% of the value.


Ranking
1st place
2nd place
3rd place
4th place
5th place
6th place
7th place
Performance factor
150%
100%
70%
40%
10%
0%
0%

Peer group with focus on mining: Anglo American, BHP, Freeport, Glencore, Rio Tinto, Alcoa and South 32.

- **Awards at the end of the cycle :** After the three-year cycle, the program is awarded conditioned to the achievement of the performance factor and considering, at least, the same number of shares originally granted. On the gross amount paid, there is Withholding Income Tax.

Current cycles

In addition to the TSR metric, the Company included, in 2020, the performance metric related to **ESG - Environmental, Social and Governance**: it includes (i) Health & Safety, with the indicator of High-Potential Recordable Injuries (N2), that is, incidents that can generate fatalities and/or high potential injuries, with the objective of zeroing N2 incidents by 2025, according to the curve presented to the market in 2020; and (ii) Sustainability, with metrics based on Vale's 2030 commitments[8], applicable to the entire Company, at a global level. For more information, see Vale's ESG Portal.

The award at the end of the cycle, conditioned to the achievement of the performance factor, from the 2021 cycle onwards will be made through the delivery of Common Shares issued by the Company, after the end of the cycle. In addition to the regular award, in 2021 the additional payment related to virtual dividends was also included, conditioned to the distribution of dividends or interest on capital by the Company, to be paid at the end of the cycle and which is based on the following calculation:

i. The amount to be paid per share in the dividend or interest on capital distribution by Vale to its shareholders during the cycle length and
ii. The number of shares to which the executive will be entitled in the award of the program, after the application of the performance factor (TSR / ESG).

! **Upcoming cycles:** Improvements are being studied, so that the program continues to evolve and fulfill its purpose in the Company.

8 - Reduction of greenhouse gas emissions, in line with the Paris Agreement; 100% global consumption of renewable energy; 10% reduction in new water uptake; recovery and protection of an additional 500,000 hectares of degraded land beyond Vale's boundaries; and elimination of key ESG gaps in relation to best practices.

Long-Term Incentive – Matching Program

About Matching:
Long-term variable compensation program, in the modality of Restricted Shares, that works as a deferral of the annual bonus, converting part of the payment into shares.

Participation and share retention are mandatory for members of Executive Board, and these conditions are discretionary for eligible leaders. Executives must use their own resources to acquire the company's common shares[9] and must retain them for a minimum cycle of three years.

(i) The executive's fee at the end of the year prior to the beginning of the cycle;
(ii) The Matching Program reference value, according to the executive's level and location; and
(iii) The average purchase price of the shares on the market, on the effective date of the purchase.

Start of the Matching cycle →

i **R$ 100,000.00** Fee on Dec-31, previous year (hypothetical) x ii **6.00** Reference value for VP in Brazil / iii **R$ 75.00** VALE3 average price = Nº of shares **8,000.00** Number of shares (net)

The grant to the participants is made in the number of net shares and, at the time of the award, at the end of the cycle, the gross-up is carried out based on the participant's location.

Program Awards

After the three-year cycle, if the executives are in the Company and in possession of these shares, the program is awarded, considering, at least, the same number of shares originally acquired, plus the amount of the Withholding Income Tax, which is borne by the Company for the executive.

The executive who has not reached the minimum shareholding position is prohibited from transacting with the shares in his/her possession, even after the end of the Matching Program cycles of which he/she is a part.

In addition to the award at the end of each cycle, the Matching Program makes additional payments during the cycles (virtual dividends) since 2019, based on (i) the amount to be paid per share in the dividend or interest on capital distribution by Vale to its shareholders during the cycle length and (ii) the number of shares to which the executive will be entitled in the program award.

9 - Through purchase on the market or the use of shares already held by the executive and that are disconnected from current cycles.

Evolution in executive compensation

Vale's Executive Compensation has been constantly improved. In recent years, the Company has been actively listening to investors and has carried out foreign market research and data and performance metrics analysis to advance its compensation practices, contributing to the strategy execution, competitiveness, alignment with shareholders' interests and Vale's cultural transformation.

Compensation mix

The compensation mix is adjusted according to the international executive market profile and the developments of the annual executive performance evaluation process, in line with investor expectations.

	CEO				Executive Officers			
	2019	2020	2021	2022 Forecast	2019	2020	2021	2022 Forecast
Fixed	27%	19%	11%	11%	33%	31%	29%	27%
Bonus	33%	24%	19%	18%	33%	31%	29%	27%
LTI	40%	57%	70%	71%	34%	38%	42%	46%

Annual Bonus

Since 2020, short-term compensation has been in line with Vale's ambition to be a leader in sustainable mining and includes the Risk Management element for all of the Company's employees, giving greater relevance to the Health, Safety and Sustainability goals.

Vale gives greater weight to variable compensation based on shares, encouraging long-term sustainable results and the return of value to our shareholders.

In 2021, Vale included targets for Productivity (5% weighting), VPS (10% weighting) and Cultural Transformation (10% weighting) for senior leadership that are collective in scope, reinforcing integrated action among areas.

In 2022, the company will continue to encourage mutual cooperation through collective goals, in line with the key behavior "Responsibility for the Whole". Vale also prioritizes critical objectives in Safety, Risk Management and Sustainability, to achieve its ambitions to become a reference in safety and a leader in sustainable mining.

- As an economic-financial goal, in addition to EBITDA (adjusted), the "Fixed Expenses" indicator was included, which aims to reduce spending for 2022.
- The Health and Safety, Geotechnics, Reparation, and Risk and Compliance departments remain **without** specific targets linked to financial and production results as part of the variable compensation that they receive. This measure seeks to ensure that Risk, Dams and Safety Management is practiced in its entirety and is in line with Vale's commitment to best practices in these areas.
- The Vale Management Model – VPS goal remains on the panel, for continuous advancement of the model's maturity, aiming at greater security, stability and reliability of our operations and the desired cultural transformation.
- The People goal, which seeks to increase the total number of women and the number of black people in leadership positions, is present on the panel, in line with Vale's Diversity, Equity and Inclusion strategy.

The complete 2021 bonus panel and the proposed 2022 bonus panel in its entirety are available in the respective items contained in this manual.

Vale Shares Program - VSP

In 2021, the adjustment to the VSP was approved, so that it starts to make its awards in Common Shares issued by the Company, and no longer in cash. In addition, the payment of virtual dividends was implemented in the same year, to be made at the end of each cycle. For the next cycles, new improvements are being studied, so that the program continues to evolve and fulfill its purpose in the Company. For more information about VSP, see page 76 of this document.

Mandatory Stock Ownership

Executives must adhere to the regulations established under the Stock Ownership Guidelines (SOG), which determine the minimum shareholding position, which is at least 36 times the monthly base fee in relation to the CEO and at least 24 times the monthly base fee for other Executive Officers. Executives can achieve these positions throughout their mandate through means of the Matching and VSP Programs and are prohibited from trading any shares that are in their possession before the minimum shareholding position is reached.

Performance assessment

The executive's performance assessment considers the achievement of collective and specific goals, as well as the way in which these goals are broken down and delivered throughout the year. In 2020, there was the inclusion of a Behavioral Performance Factor ("FCD") with a direct impact (positive or negative) on the Annual Bonus, in addition to the 360º (CEO) and 180º (Executive Officers) assessments. In 2021, the key behaviors and aspects of individual assessment were revisited, for greater alignment with Vale's main objectives and values. As a result of the evaluations, in addition to the reduction/leverage factor of the Annual Bonus, meritocracy and differentiation actions can be adopted for executives with better performance, with feedback and development actions for executives with below-expected performance.

Termination Policy

The statutory executive officers' termination package has discretionary analysis and definition by the Board of Directors on amounts and application of the non-compete rule and on indemnification amounts, for each executive officer, allowing the Company to establish indemnification amounts compatible with the complexity of the position, maturity of the executive in the role and conduct to achieve results.

The payment of long-term incentives, in effect at the time of termination, occurs proportionally to the period worked and only when the cycles are vesting, using the official results obtained. The payment of the short-term program (Annual Bonus), in force in the year of dismissal, is also made in proportion to the period worked, and occurs in the following year, based on the official results obtained.

Malus and Clawback

The *Malus* and Clawback rules are in effect, which, through facts or events of exceptional gravity[10], enable the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable remuneration foreseen for payment or installments already paid to executives.

10 - Fraud or illegal conduct, including breach of duty of care and loyalty; catastrophic events, in environmental, social or health and safety matters, that affect the Company's reputation; any extraordinary events that are identified as arising from an action by Vale and that have a negative impact on the market value of the shares; non-approval or republication of the financial statements due to the resolution of the General Meeting of Shareholders.

2022 compensation

Regulatory guidance on compensation social charges

The Company clarifies that, in accordance with CVM/SEP Circular Letter 01/2021 from the Brazilian Securities and Exchange Commission (CVM) issued on February 26, 2021, the employer's social charges should no longer be part of the global or individual compensation amounts subject to approval by the General Meeting. The Company clarifies that the statement of compensation information in this document follows these guidelines.

Company clarifications on reporting methodology from 2022

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis, as of the 2022 fiscal year related, in order to align the compensation amounts with the estimates of the amounts subject to provisioning in the financial statements.

Until the 2021 fiscal year, the compensation of Vale's executives is reported on a cash basis, that is, based on the amounts actually paid by the Company to the executives in the current year (amounts disbursed during the fiscal year). In this way, the actual amounts of the management compensation for the fiscal years of 2019, 2020 and 2021, according to the cash basis, are shown throughout the document.

For purposes of comparison, without approval, the performance of the last three years is also presented on the accrual basis. The amount forecast for 2022 is also presented on a cash basis, for informational and comparability purposes only and will not be subject to approval at the Annual General Meeting to be held on April 29, 2022.

! For a proper understanding and comparison, the Company provides more information on a cash basis and on an accrual basis, in the item "Reporting for comparability purposes of previous years and 2022 forecast", page 98.

The change in the reporting methodology comes to align the Management Compensation with the Company's financial statements and with the method that is most commonly used by other companies in the market.

Expected amount of total compensation for 2022

Accrual basis: the 2022 total compensation of **R$ 261,144,411 (two hundred and sixty-one million, one hundred and fourty-four thousand, four hundred and eleven reais), free of social charges**, is proposed for the approval at the Annual General Meeting and includes statutory members of the Executive Board, members of the Board of Directors, Fiscal Council and Advisory Committees. The proposal for 2022 was higher than the compensation for the year 2021 due to the compensation of the Executive Board, as detailed below.

Compensation for administrators - amounts without social contributions (in Brazilian reais)	Actual 2021 (accrual)	Forecast 2022 (accrual)
Board of Directors	11,233,740	19,463,933
Advisory Committees*	9,944,679	2,700,000
Fiscal Council	1,572,553	1,603,936
Executive Board	163,744,175	237,376,542
Total	**186,495,148**	**261,144,411**

2021 actual vs. 2022 forecast (accrual basis)


R$ million
186.50
71,05
6.64
(3.05)
261.14
2021 Actual (accrual)
LTIs (VSP and Matching)
Fixed compensation
Other items
2022 Forecast (accrual)

- LTIs: refer to share-based, Matching and VSP programs, which are provisioned monthly based on monthly partial results. The VSP result calculated for the closing of 2021 was low (25% for the 2018 cycle and zero for the 2019 and 2020 cycles), which generated a reversal of previous provisions and a negative accounting result for 2021. The impact of this result, when compared to the reach predicted in the target/fair value, was R$ 68 million.
- Fixed compensation: the increase is mainly due to the entry of new executives into the Company's statutory Executive Board, impacting fixed fees and private pension.
- Others: mainly comprised of annual bonuses, termination of office and other payments to the Executive Board, as well as the remuneration of Boards and Committees.

* Considers the participation of both effective members of the Board of Directors, as well as alternate members and external members.

! Considering the year of methodology transition, only for comparability purposes, the Company also presents the cash basis.

Cash Basis: The proposal for 2022 on a cash basis (pro forma) would be lower than the actual compensation for 2021, due to the Executive Board compensation, as detailed below.

Compensation for administrators - amounts without social contributions (in Brazilian reais)	Actual 2021 (cash)	Forecast 2022 (cash, pro forma)**
Board of Directors	15,655,172	19,463,933
Advisory Committees*	5,524,808	2,700,000
Fiscal Council	1,572,553	1,603,936
Executive Board	184,210,025	177,768,978
Total	**206,962,558**	**201,536,847**

! * Considers the participation of both effective members of the Board of Directors, as well as alternate members and external members.
** The amount estimated for 2022 on a cash basis is presented for comparability purposes only and will not be approved at the Annual General Meeting to be held on April 29, 2022

2021 actual 2021 vs. 2022 forecast (cash basis)


R$ million
206,96
18,88
6,58
(21,86)
(8,87)
(0,15)
201,54
2021 Actual (cash)
Annual Bonus
Fixed compensation
VSP
Termination of position
Others
2022 Forecast (cash)

- Annual bonus: increase due to the higher number of executives receiving bonuses - 10 people in 2022 vs. 6 in 2021. Considering the average amount of the bonus paid, this increase would not have occurred (R$ 5.4 million in 2022 vs. R$ 5.9 million in 2021.

- Fixed Compensation: the increase is concentrated in fees and private pension and is mainly due to the greater number of executives making up the company's staff: throughout 2021 we had 3 with admission in March and 1 with admission in November. For 2022, all of them are considered full (for 12 months).

- VSP: the reduction is due to the low result that was calculated for the VSP with payment in 2022: the cycle ended in 2019 had a zero factor and the cycle ended in 2018 had a factor of 25% and only 4 executives were eligible to receive.

- Termination of position: the forecast for 2022 is to have less severance to pay to executives who have left the company (including both executives who have already left, and new executives leaving the board).



Eduardo Bartolomeu

CEO

2019-2022F compensation history for the Executive Board

Statutory members of the Executive Board

They are the legal representatives of the Company, responsible for daily business operations and decisions and for the implementation of the general policies and guidelines established by the Board of Directors. The Executive Board is currently comprised of eleven members, ten of which are statutory.



Alexandre Pereira

Executive Officer of Global Business Solutions



Carlos Medeiros

Executive Officer of Safety and Operational Excellence



Gustavo Pimenta

Executive Officer of Finance and Investor Relations



Luiz Eduardo Osorio

Executive Officer of Communications and Institutional Relations



Marcello Spinelli

Executive Officer of Ferrous



Deshnee Naidoo

Executive Officer of Base Metals[1]



Alexandre D'Ambrosio

Executive Officer of Legal and Tax[2]



Marina Quental

Executive Officer of People[2]



Maria Luiza Paiva

Executive Officer of Sustainability[2]



Luciano Siani Pires

Executive Officer of Strategy and Business Transformation[2]

1 - Although the Base Metals Executive Officer participates in the Executive Board, the incumbent executive is not statutory. In this sense, her compensation does not comprise the Annual Global Compensation amount presented.

2 - New statutory positions, established in 2021.

Total compensation – Executive Board

Total Annual Compensation (R$)				
Executive Board (excluding social charges)	**2019A (cash)**	**2020A (cash)**	**2021A (cash)**	**2022F (accrual)**
Fixed Annual Compensation	33,043,981	29,135,564	33,362,336	39,941,252
Variable Compensation	28,435,118	82,752,803	133,087,806	188,550,103
Annual Bonus	-	**36,629,008**	**35,350,518**	**35,955,926**
Share-Based (VSP and Matching)	**25,676,497**	**45,992,204**	**85,051,106**	**137,942,063**
Others	**2,758,621**	**131,591**	**12,686,182**	**14,652,113**
Resignations/ Terminations	17,899,948	39,473,869	17,759,883	8,885,187
Total	**79,379,047**	**151,362,236**	**184,210,025**	**237,376,542**

Total (on an accrual basis for purposes of comparison)	**2019A**	**2020A**	**2021A**
	111,110,724	**165,261,829**	**163,744,175**

Fixed compensation - Executive Board

In 2021, total fixed compensation was 15% higher than in 2020 and 1% higher than in 2019, in line with the number of active executives in each of the years. In the same year, the average base fee per executive was 12% lower than in 2020 and 14% lower than in 2019, which reinforces the greater focus given by the Company on long-term variable compensation.

For 2022, the total fixed compensation forecast is higher than the compensation made in 2021 due to the greater number of executives and merit adjustments made in January (considering only a few executives and a percentage below inflation). However, the average base fee per executive is in line with that of 2021 (increase of 3%).

Annual Fixed Compensation (R$)				
Executive Board (excluding social charges)	**2019A (cash)**	**2020A (cash)**	**2021A (cash)**	**2022F (accrual)**
Nº of members receiving compensation	6.91	6.35	8.61	10.00
Salary or *pro-labore*	24,913,436	22,404,890	26,723,539	32,078,723
Average salary or *pro-labore*	**3,605,418**	**3,528,329**	**3,103,779**	**3,207,872**
Direct and indirect benefits	8,130,546	6,730,674	6,638,797	7,862,528
Total	**33,043,982**	**29,135,564**	**33,362,336**	**39,941,251**

Total (on an accrual basis for purposes of comparison)	**2019A**	**2020A**	**2021F**
	32,648,231	**29,584,984**	**33,301,594**

Short-term and long-term variable compensation - Executive Board

In 2019, as part of the response to the tragedy in Brumadinho, the Board of Directors suspended the payment of short and long-term variable compensation to its executives.

In 2020, with the evolution of the reparation program and the progress of investigations, the Board resumed payments, retroactive to the year of suspension, for executives who were not involved in the investigations into the dam failure. Thus, payments suspended in 2019 were paid in 2020, cumulatively with the amounts due for payment this year. For analysis purposes, this item provides, in addition to the amounts actually paid each year, the amounts that would have been due for payment each year if the suspension had not occurred (variable “standardized” compensation). Additionally, in 2020, for the first time, the payment of the “virtual dividends” of the Matching program took place.

For 2022, in addition to the regular programs and the “virtual dividends” of the Matching Program, for the first time, the “virtual dividends” referring to the VSP Program are computed.

Vale's executive compensation mix has been adjusted in order to give more focus and relevance to long-term, share-based variable compensation programs. The objective is to increase the alignment with the practices of the international executive market and the interests of shareholders. The move is also an offshoot of the annual executive performance evaluation process.

Variable compensation has increased as a result of: (i) the adequacy of the executive compensation mix, with increasing focus on long-term, share-based variable installments; and (ii) inclusion of the payment of virtual dividends in the Matching and VSP Programs.

Variable Compensation (R$)				
Executive Board (excluding social charges)	**2019A (cash)**	**2020A (cash)**	**2021A (cash)**	**2022F (accrual)**
Annual Bonus	0	36,629,008	35,350,518	35,955,926
Share-based compensation (VSP)	25,676,497	16,097,816	23,586,492	73,398,044
Share-based compensation (Matching)	0	29,894,388	61,464,613	64,544,020
Others	2,758,621	131,591	12,686,182	14,652,113
Total	28,435,118	82,752,803	133,087,805	188,550,103

Variable Compensation (R$)				
Executive Board (excluding social charges)	**2019A (cash)**	**2020A (cash)**	**2021A (cash)**	**2022F (accrual)**
Annual Bonus	17,580,362	19,048,646	35,350,518	35,955,926
Share-based compensation (VSP)	25,676,497	16,097,816	23,586,492	73,398,044
Share-based compensation (Matching)	7,614,066	22,280,322	61,464,613	64,544,020
Others	2,758,621	131,591	12,686,182	14,652,113
Total	53,629,546	57,558,375	133,087,805	188,550,103

Total (presented on an accrual basis* for the purposes of comparison)	**2019A**	**2020A**	**2021F**
	60,285,566	95,411,375	109,847,148

!

The increase seen in the last two years (2021 and 2022), in addition to reflecting the greater weight of share-based variable compensation in the compensation mix, also results from the increase in the price of the dividend / JCP distributed by the Company to its shareholders in 2021 and the inclusion of virtual dividends in the VSP Program, in addition to the increase in the number of executives.

We present below the average variable compensation, considering only the variable compensation programs (Annual Bonus, Matching and VSP Programs) and the number of executives in each year:

Variable Compensation (R$)				
Executive Board (excluding social charges)	**2019A (cash)**	**2020A (cash)**	**2021A (cash)**	**2022F (accrual)**
Nº of members	6.91	6.35	8.61	10.00
Variable Compensation (average)	3,715,846	13,011,215	13,983,928	17,389,799
Variable Compensation (average) Normalized	7,361,928	9,043,588	13,983,928	17,389,799

* Normalization does not apply to compensation on an accrual basis since payments were provided during the respective years, regardless of the suspension of payments.

Evolution of Executive Variable Compensation

Increase in line with the adjustment of the executive compensation mix, focusing on long-term variable installments.

Normalized average variable compensation, excluding social charges (in R$ million)


6.91
6.35
8.61
10.00
7.36
9.04
13.98
17.39
2019A
2020A
2021A
2022F

2021 Bonus Panel

The 2021 Bonus Panel had a greater focus and weight on collective goals, reinforcing a more integrated performance. Includes goals related to Vale's critical objectives in health, safety, sustainability, risk management, people, management model and productivity.

! Since 2020, the Health, Safety, Geotechnics, Reparation and Compliance areas do not have financial and production results indicators in their goals panel, leaving the executives and employees of these areas fully dedicated to the mission of preventing and mitigating operational risks.

2021 Bonus Panel composition

Collective targets

Target	Description	CEO	Executive Officers		
			CFO	S&EO	Others
1. **Economic / financial**	EBITDA less sustaining investment (adjusted) totals 20% of the executives' bonus panel and 25% of the CEO's bonus panel. This indicator considers the budgeted EBITDA amount adjusted to: price, exchange rate, other exceptions/considerations evaluated as external, and Sustaining Investment adjusted to exchange rates and other mapped exceptions. Its objective is to measure Vale's results, without being impacted by the aforementioned factors.	25%	20%	-	20%
2. **Health**	Reduce the number of employees and third parties exposed to harmful agents, through the implementation of controls in risk scenarios that eliminate exposure or reduce it to acceptable levels. Includes fatality-related penalty.	5%	5%	10%	5%
3. **Safety**	Reduce the absolute number of recordable injuries with potentially critical or catastrophic severity (N2). Includes fatality-related penalty (N1).	10%	10%	15%	10%
4. **Risk management**	Reduce catastrophic risk scenarios that have been mapped out.	10%	10%	20%	10%
5. **Sustainability**	Strengthen the strategy and public commitments of Vale's 2030 Agenda, through the Environmental indicators, related to Climate Change, and Social, related to the Implementation of the Social Action Model: (i) climate change - Reducing greenhouse gas emissions, and (ii) social – evolve in the implementation of the social action model.	10%	10%	10%	10%
6. **People**	The three themes addressed under this target are: Diversity (increase the number of women at Vale and in leadership positions), Talent and Performance Management, and Succession. This indicator reflects Vale's priorities in relation to the theme of People and is an important vector in developing and promoting leadership aimed at sustaining a healthy and diverse pipeline, in addition to promoting a more inclusive environment.	10%	10%	10%	10%

Collective targets

Target	Description	CEO	Executive Officers: CFO	Executive Officers: S&EO	Executive Officers: Others
7. **Adherence to the VPS roadmap**	Strengthen Vale's organizational culture through the development of people, operational discipline, and compliance with established routines. The target aimed at Adherence to the VPS Roadmap became part of the bonus panel in 2021, in line with strategic objectives and with the aim of developing the maturity of Vale's Management Model. VPS is one of the levers used in attaining the Company's Purpose.	10%	10%	15%	10%
8. **Productivity**	In addition to the above targets, Vale faces the challenge of optimizing its workforce by 2023. It has therefore included the Productivity indicator in the 2021 bonus panel in order to accelerate initiatives in automation, process innovation, centralization of functions, teleworking, and other areas.	-	5%	-	5%

Specific targets

Target	Description	CEO	Executive Officers: CFO	Executive Officers: S&EO	Executive Officers: Others
Individual Targets	Defined for each of the executives, according to their specific focus and the scope of their activities. Targets can either be specific to each executive officer, or they can be shared, for a greater sense of exchange and engagement between departments.	20%	20%	20%	20%
Total		100%	100%	100%	100%

- Collective targets may have a global scope or be adjusted for each member of the Executive Board, taking their performance at the Company into consideration, with the exception of the People goal.

- The results of all targets are converted into points, using a scale which establishes:

  - 0.50 of a point as the minimum result for eligibility to receive the annual bonus;
  - 1.00 point as an expected result for the year;
  - 1.50 points as the maximum result eligible for the annual bonus payment.

Results for the 2021 Bonus Panel

- Results in relation to targets for Operational Risk Management, Sustainability, People, Productivity and Adherence to the VPS Roadmap exceeded the established expectations, while Health targets were fully achieved in most business areas. These results are essential in the Company advancing with its ambitions, in particular, the ambition to become an industry reference in safety.
- Global EBITDA-Current Investment (adjusted) was below expectations for the year, impacted by lower volumes and higher unit and freight costs. This impact was partially offset by higher overall premiums, commercial initiatives in pellets, and lower execution in Current Investments.
- Results for Safety targets were below expectations, with fatalities occurring throughout the year penalized across all departments, with the exception of Base Metals.

Collective targets							
		Executive Officers					
Target	CEO	CFO	Ferrous	Base Metals	S&EO	Legal & Tax	Others
Economic / financial	25%	20%	20%	20%	N/A	20%	20%
Health	5%	5%	5%	5%	10%	5%	5%
Safety	10%	10%	10%	10%	15%	10%	10%
Risk management	10%	10%	10%	10%	20%	10%	10%
Sustainability	10%	10%	10%	10%	10%	10%	10%
People	10%	10%	10%	10%	10%	10%	10%
Adherence to the VPS roadmap	10%	10%	10%	10%	15%	10%	10%
Productivity	N/A	5%	5%	5%	N/A	5%	5%
Specific targets							
Individual Targets	20%	20%	20%	20%	20%	20%	20%

Less than 0.50 points | Between 0.50 and 0.99 points | Between 1.00 and 1.50 points

2022 Bonus Panel

In 2022, the company intends to continue encouraging mutual collaboration based on the key behavior "Responsibility for the Whole", through a model constituted with greater weight in collective goals. In addition, the focus and relevance are maintained on the critical objectives related to Safety, Risk and Sustainability, defined after Brumadinho, so that Vale pursues its ambition to become a reference company in Safety.

As a financial goal, in addition to maintaining "(adjusted) EBITDA" on its dashboard, the "Fixed Expenditure" indicator was included, to further reinforce Vale's direction in creating and sharing value.

In order to continue advancing in the implementation of the Vale Management Model – VPS, this goal remains on the panel, aiming at greater stability, safety and reliability of our assets and leveraging the desired cultural transformation.

Finally, and in line with the Diversity, Equity and Inclusion strategy, we remain committed to fostering a diverse pipeline at Vale, increasing the total number of women and the number of black people in leadership positions.

Collective Targets

			Executive Vice-Presidencies		
Target	**Description**	**CEO**	**CFO**	**S&EO**	**Others**
1. **Economic / financial**	EBITDA (adjusted): aims to encourage the reaching and surpassing of EBITDA.	25%	25%	-	25%
	Fixed Expenses: aims to reach the budget for absolute fixed expenses based on responsibility.	10%	10%	-	10%
2. **Safety**	Its objective is to contribute to the continuous improvement of health and safety management, through the identification and reduction of the number of accidents involving potential fatalities. Includes penalties related to fatalities.	10%	10%	20%	10%
3. **Risk management**	The objective of this target is to contribute to the continuous improvement of health and safety management through the identification and reduction of catastrophic risk scenarios.	10%	10%	20%	10%

Collective Targets					
			Executive Vice-Presidencies		
Target	Description	CEO	CFO	S&EO	Others
4. **Sustainability, Diversity, Equality, and Inclusion**	These objectives include: (i) developing safety management in communities, reducing exposure to the event risks; (ii) foster a diverse pipeline at Vale, increasing the total number of female and Black employees occupying leadership positions.	10%	10%	15%	10%
5. **Vale Management Model - VPS**	This target is aimed at advancing with the implementation of VPS, providing increased stability, safety, and reliability with our assets, and providing leverage for our cultural transformation.	10%	10%	20%	10%
Specific Targets					
Individual Targets	Defined for each of the executives, according to their specific focus and the scope of their activities. Targets can either be specific to each executive officer, or they can be shared, for a greater sense of exchange and engagement between departments.	25%	25%	25%	25%
Total		100%	100%	100%	100%

Reporting for comparability purposes of previous years and 2022 forecast

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis, as of the fiscal year related to 2022, in order to align the compensation amounts with the estimates of the amounts subject to provisioning in the financial statements.

As a result, the Company presents in the table below:

(i) the proposed remuneration for the 2022 fiscal year according to the accrual basis, which will be approved at the Annual Shareholders' Meeting to be held on April 29, 2022 (R$ 261,144,411.01); and

(ii) for informational and comparability purposes only, the remuneration amounts paid in the 2019, 2020 and 2021 fiscal years, according to the accrual basis:

(A) Board of Directors, Advisory Committees and Fiscal Council

	Accrual method			
Amounts in R$ (without social charges)	**2019 Actual (Pro forma)**	**2020 Actual (Pro forma)**	**2021 Actual (Pro forma)**	**2022 Forecast**
Board of Directors (1)	8,358,523	12,285,410	15,685,551	19,463,933
Advisory Committees (2) (3)	13,754,367	10,956,965	5,492,869	2,700,000
Fiscal Council	1,833,960	1,680,578	1,572,553	1,603,936
Total (A)	**23,946,850**	**24,922,953**	**22,750,973**	**23,767,869**

(B) Executive Board

Fixed annual compensation	32,648,231	29,584,984	33,301,594	39,941,252
Salary or *pro labore*	**24,687,436**	**22,840,769**	**26,723,539**	**32,078,723**
Benefits	**7,960,795**	**6,744,215**	**6,578,055**	**7,862,528**
Variable compensation - short-term bonus	34,303,587	38,761,396	55,646,138	50,608,039
Bonus	**28,261,554**	**32,436,700**	**42,959,956**	**35,955,926**
Others	**6,042,033**	**6,324,696**	**12,686,182**	**14,652,113**
Variable compensation - share-based	32,024,013	62,974,675	66,887,193	137,942,063
Termination of position	12,134,893	33,940,774	7,909,251	8,885,187
Total (B)	**111,110,724**	**165,261,829**	**163,744,175**	**237,376,542**

Total compensation (A) + (B)	**135,057,574**	**190,184,782**	**186,495,148**	**261,144,411**

(1) Includes compensation due to members of the Board of Directors for participating in committees.

(2) Includes compensation of external members and alternate members of the Board of Directors participating in committees.

(3) Includes compensation due to members of the Independent Advisory Committees.

(4) It will be subject to approval at the Annual General Meeting to be held on April 29, 2022.

(A) Board of Directors, Advisory Committees and Fiscal Council

	Cash method			
Amounts in R$ (without social charges)	**2019 Actual**	**2020 Actual**	**2021 Actual**	**2022 Forecast**
Board of Directors [1]	8,336,459	12,249,865	15,655,172	19,463,933
Advisory Committees [2] [3]	13,399,326	10,921,847	5,524,808	2,700,000
Fiscal Council	1,833,960	1,680,908	1,572,553	1,603,936
Total (A)	**23,569,745**	**24,852,620**	**22,752,533**	**23,767,869**

(B) Executive Board

Fixed annual compensation	33,043,981	29,135,564	33,362,336	39,941,252
Salary or *pro labore*	**24,913,436**	**22,404,890**	**26,723,539**	**32,078,723**
Benefits	**8,130,546**	**6,730,674**	**6,638,797**	**7,862,528**
Variable compensation - short-term bonus	2,758,621	36,760,599	48,036,701	68,879,517
Bonus	-	**36,629,008**	**35,350,518**	**54,227,404**
Others	**2,758,621**	**131,591**	**12,686,182**	**14,652,113**
Variable compensation - share-based	25,676,497	45,992,204	85,051,106	60,063,022
Termination of position	17,899,948	39,473,869	7,759,883	8,885,187
Total (B)	**79,379,048**	**151,362,236**	**184,210,026**	**177,768,978**

Total compensation (A) + (B)	**102,948,793**	**176,214,856**	**206,962,559**	**201,536,847**

(1) Includes compensation due to members of the Board of Directors for participating in committees.

(2) Includes the compensation of external members and alternate members of the Board of Directors participating in committees.

(3) Includes the compensation due to members of the Independent Advisory Committees.

(4) The amount estimated for 2022 on a cash basis is presented for comparability purposes only and will not be subject to approval at the Annual General Meeting to be held on April 29, 2022.

Item VIII

L

Ratification of the payment of the administrators and Fiscal Council members' annual compensation in 2021

L

Item VIII

Ratification of the payment of the administrators and Fiscal Council members' annual compensation in 2021

The 2021 actual compensation (cash and no-charge view) exceeded the amount approved by the 2021 Annual General Meeting, mainly due to the payment of virtual dividends linked to the Matching Program, the long-term, share-based variable compensation of Executive Officers.

This increase was partially offset by lower expenses, due to:

(i) Lower expenses with fees, bonuses and benefits in view of the election of new Statutory Officers of the Company in months later than originally considered for budget purposes;
(ii) Compensation of the Board of Directors and Advisory Committees lower than originally planned, due to the difference between the composition (full, alternate and external members) originally foreseen for such bodies in relation to the elected composition.

Management Compensation (1) (in Brazilian reais)	2021 Forecast (2) (cash)	2021 Actual (2) (cash)	Var. %
Board of Directors (3)	16,479,519	15,655,172	-5%
Advisory Committees (4) (5)	7,392,846	5,524,808	-25%
Fiscal Council	1,521,400	1,572,553	3%
Executive Board	177,366,131	184,210,026	4%
Total	**202,759,896**	**206,962,559**	**2%**

(1) Amounts without social charges.

(2) Values reported under the cash regime.

(3) Includes compensation due to members of the Board of Directors for participation in committees: (A) Forecast 2021: R$ 3,658,666.36 and (B) Actual 2021: R$ 4,421,432.02.

(4) Includes the compensation of external members and alternate members of the Board of Directors who participate in committees: (A) Forecast 2021: R$ 5,280,000.00 and (B) Actual 2021: R$ 3,380,064.52.

(5) Includes the compensation due to the members of the Advisory Committees: (A) Forecast 2021: R$ 2,112,846.00 and (B) Actual 2021: R$ 2,144,743.64.

M

Items from the Extraordinary Shareholder's Meeting

M

Items from the Extraordinary Shareholder's Meeting

Amendment of the Bylaws

It is proposed to amend the following items of the Company's Bylaws: (i) caput of Article 5 of Vale's Bylaws due to the cancellation of common shares issued by Vale approved by the Board of Directors on 09/16/2021 and 02/24/2022; and (ii) item XVIII of Art. 14 to reflect the new name of the Compliance Office, which is now called the Audit and Compliance Office, in compliance with the recommendation of the international certification process by the IIA - Internal Institute of Audit.

Incorporations and related matters

In line with the process of simplifying the corporate structure and with the strategy of developing technology in dry ore processing, Vale invites shareholders to deliberate on the incorporation of New Steel Global S.à.r.l. (new corporate name of New Steel Global N.V.), New Steel S.A. and Centro Tecnológico Soluções Sustentáveis by Vale S.A.

Under this proposal, the mergers must occur in the aforementioned sequence and in an interdependent manner, that is, the approval of each merger is conditioned to the approval of the others. The purpose of the operation is to reduce costs related to business management and increase business synergies, since research and development of technological engineering solutions will be fully integrated with current operations and future projects.

It is worth noting that the process of incorporation of the entities will result in equity confusion which will allow the amortization of the added value of the assets.

The intended operation was preceded by the following events: (i) the purchase by Vale of all the shares in the capital stock of New Steel Global NV, New Steel SA, Centro Tecnológico Soluções Sustentáveis, including the patents for the FDMS technology (iron ore dry concentration), (ii) later, integration of the entities as part of the Vale system, adhering to the corporate systems and processes, and (iii) approval of the redomiciliation of New Steel Global NV from Holland to Luxembourg, which has adopted the corporate name New Steel Global S.à.rl due to the aforementioned redomiciliation.

www.vale.com

